SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 12, 2004


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey

                             ----------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:

OPERATING AND FINANCIAL REVIEW FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2004

TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2003 AND JUNE 30, 2004 (Unaudited)

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
                              AND ITS SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
               AT DECEMBER 31, 2003 AND JUNE 30, 2004 (Unaudited)
                        (In thousands, except share data)

                                                                                         December 31,      June 30,
                                                                                             2003            2004
                                                                                        --------------  --------------
                                                                                                           (Unaudited)
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                              $   582,680        822,562
    Trade receivables and accrued income, net (Note 5)                                         255,017        282,453
    Due from related parties (Note 6)                                                           70,625         60,056
    Inventories                                                                                  9,222          6,284
    Prepaid expenses                                                                            23,739         77,131
    Other current assets (Note 7)                                                               63,018        195,652
    Deferred tax assets (Note 17)                                                              406,375        444,531
                                                                                           -----------    -----------
      Total current assets                                                                   1,410,676      1,888,669
DUE FROM RELATED PARTIES (Note 8)                                                               56,611         64,898
PREPAID EXPENSES                                                                                 4,637          4,334
INVESTMENTS (Note 9)                                                                           149,798        168,065
INVESTMENT SECURITIES                                                                            1,993              -
FIXED ASSETS, net (Note 10)                                                                  1,224,937      1,168,858
CONSTRUCTION IN PROGRESS (Note 11)                                                              53,758         79,741
INTANGIBLES, net (Note 12)                                                                     823,969        840,778
GOODWILL                                                                                         1,349          1,779
OTHER LONG TERM ASSETS                                                                           6,911          7,905
DEFERRED TAX ASSETS (Note 17)                                                                  132,688        102,392
                                                                                           -----------    -----------
                                                                                           $ 3,867,327      4,327,419
                                                                                           ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Short term borrowings (Note 13)                                                        $    95,031        177,729
    Trade payables (Note 14)                                                                    47,519         59,727
    Due to related parties (Notes 15)                                                            4,585          3,203
    Taxes payable (Note 17)                                                                     68,734         95,909
    Deferred tax liabilities                                                                         -          1,664
    Other current liabilities and accrued expenses (Note 16)                                 1,566,652      1,394,936
                                                                                           -----------    -----------
      Total current liabilities                                                              1,782,521      1,733,168
LONG TERM BORROWINGS (Note 18)                                                                 512,500        630,680
LONG TERM LEASE OBLIGATIONS                                                                      9,705          5,079
RETIREMENT PAY LIABILITY                                                                        10,834         11,444
DEFERRED TAX LIABILITY                                                                               -          7,704
MINORITY INTEREST                                                                                1,255         53,495
OTHER LONG TERM LIABILITIES (Note 16)                                                            3,234        192,116
SHAREHOLDERS' EQUITY
    Common stock
    Par value one thousand TL; authorized, issued and outstanding 500,000,000,000 shares
    in 2003 and 1,474,639,361,000 shares in 2004 (Note 19)                                     636,116        636,116
    Additional paid in capital                                                                     178            178
    Legal reserves                                                                                   5         42,501
    Accumulated other comprehensive loss (Note 3)                                               (2,246)          (306)
    Retained earnings                                                                          913,225      1,015,244
                                                                                           -----------    -----------
      Total shareholders' equity                                                             1,547,278      1,693,733
                                                                                           -----------    -----------
COMMITMENTS AND CONTINGENCIES (Note 20)                                                    $ 3,867,327      4,327,419
                                                                                           ===========    ===========


   The accompanying notes are an integral part of these consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

 FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (Unaudited)

                        (In thousands, except share data)



                                                                  Three Months Ended                     Six Months Ended
                                                                        June 30                              June 30
                                                                2003               2004               2003               2004
                                                           --------------     --------------     --------------     --------------
                                                                      (Unaudited)                           (Unaudited)


Revenues                                                    $    583,707            606,338          1,074,798          1,351,886
Direct cost of revenues                                         (363,588)          (541,325)          (690,246)          (974,332)
                                                       -----------------  -----------------  -----------------  -----------------

         Gross profit                                            220,119             65,013            384,552            377,554

General and administrative expenses                              (26,607)           (38,181)           (48,830)           (67,486)
Selling and marketing expenses                                   (57,726)           (76,945)          (106,766)          (152,952)
                                                       -----------------  -----------------  -----------------  -----------------

         Operating income (loss)                                 135,786            (50,113)           228,956            157,116

Income from related parties, net                                     643                475              2,633                939
Interest income                                                   20,952             38,510             48,469             75,351
Interest expense                                                 (80,574)               440           (168,256)           (76,933)
Other income, net                                                  3,575              1,334              6,592                847
Equity in net income of unconsolidated investees (Note 9)          4,252              8,504              6,463             16,390
Minority interest                                                    333              1,689                702              2,716
Translation (loss) gain                                          (52,493)            28,922            (53,570)             8,675
                                                       -----------------  -----------------  -----------------  -----------------

         Income before taxes                                      32,474             29,761             71,989            185,101

Income tax benefit (Note 17)                                      40,723             66,659             40,723             37,486
                                                       -----------------  -----------------  -----------------  -----------------

         Net income                                              $73,197             96,420            112,712            222,587
                                                       =================  =================  =================  =================

Basic and diluted earnings per common share (Note 19)       $    0.00005            0.00007            0.00008            0.00015
                                                       =================  =================  =================  =================

Weighted average number
  of common shares outstanding (Note 19)               1,474,639,361,000  1,474,639,361,000  1,474,639,361,000  1,474,639,361,000
                                                       =================  =================  =================  =================


   The accompanying notes are an integral part of these consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
                              AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2003 AND 2004 (Unaudited)
                                 (In thousands)

                                                                   June 30,         June 30,
                                                                     2003             2004
                                                                 ------------     ------------
                                                                  (Unaudited)      (Unaudited)
Operating Activities:
Net income                                                         $ 112,712         222,587
Adjustments in reconcile net income to net cash
provided by operating activities:
     Depreciation and amortization                                   209,965         211,557
     Provision for retirement pay liability                            2,324             610
     Provision for inventories                                          (483)         (1,015)
     Provision for doubtful receivables                               28,430         (12,983)
     Accrued income                                                   10,175          (8,357)
     Accrued expense                                                 186,886          26,707
     Equity in net income of unconsolidated investees                 (6,463)        (16,390)
     Minority interest                                                    (5)         52,240
     Deferred taxes                                                  (64,005)          1,508
Changes in assets and liabilities:
     Trade receivables                                               (98,524)         (6,096)
     Due from related parties                                          5,551           2,282
     Inventories                                                       1,207           3,953
     Prepaid expenses                                                (35,098)        (53,089)
     Other current assets                                            (37,686)       (132,231)
     Taxes payable                                                    37,140          27,175
     Other long term assets                                             (218)         (1,793)
     Due to related parties                                           (1,138)         (1,382)
     Trade payables                                                    7,311          12,208
     Other current liabilities                                        60,697         (10,819)
     Other long term liabilities                                         817           1,433
                                                                   ---------       ---------
         Net cash provided by operating activities                   419,595         318,105
Investing Activities:
     Additions to fixed assets                                       (43,489)       (122,438)
     Additions to intangibles                                        (46,240)        (75,769)
     Investments in investees                                        (23,968)           (430)
     Investments in securities                                        (1,993)              -
                                                                   ---------       ---------
         Net cash used for investing activities                     (115,690)       (198,637)
Financing Activities:
     Proceeds from issuance of long and short term debt                4,929         342,297
     Payment on long and short term debt                            (278,037)       (139,426)
     Net decrease in debt issuance expenses                           19,195             396
     Dividend paid                                                         -         (78,072)
     Payment on lease obligations                                     (5,383)         (7,493)
     Increase in lease obligations                                     5,128           2,712
                                                                   ---------       ---------
         Net cash provided by (used for) financing activities       (254,168)        120,414
                                                                   ---------       ---------
Net increase in cash                                                  49,737         239,882
Cash at the beginning of period                                      394,071         582,680
                                                                   ---------       ---------
Cash at the end of period                                          $ 443,808         822,562
                                                                   =========       =========

Supplemental cash flow information:
Interest paid                                                         62,125          32,648
Non-cash investing activities
     Capital lease obligations                                         5,128           2,712




   The accompanying notes are an integral part of these consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI

                              AND ITS SUBSIDIARIES

 CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

            FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2004 (Unaudited)

                        (In thousands, except share data)


                                                                                                          Accumulated
                                                                                                             other         Total
                                       Common stock       Additional     Legal   Comprehensive  Retained comprehensive shareholders'
                                    Shares      Amount  paid in capital reserves     income     earnings     loss         equity
                               --------------- -------- --------------- -------- -------------  -------- ------------- -------------

Balances at December 31, 2003  500,000,000,000 $636,116           178          5                 913,225       (2,246)   1,547,278
  Comprehensive income:

    Net income                                                                        222,587    222,587                   222,587
    Other comprehensive income:

      Translation adjustment                                                            1,940                   1,940        1,940
                                                                                  -----------
    Comprehensive income                                                              224,527
                                                                                  ===========
  Transfer to legal reserves                                              42,496                 (42,496)                        -
  Dividend paid                                                                                  (78,072)                  (78,072)
  Stock splits                 974,639,361,000

                             ----------------- --------     ---------  ---------               ---------    ---------    ---------
Balances at June 30, 2004    1,474,639,361,000 $636,116           178     42,501               1,015,244         (306)   1,693,733
                             ================= ========     =========  =========               =========    =========    =========



  The accompanying notes are an integral part of this consolidated financial statement.

     Turkcell Iletisim Hizmetleri Anonim Sirketi and Its Subsidiaries

     Notes to Consolidated Financial Statements
     As of December 31, 2003 and June 30, 2004 (Unaudited) and for the Three Month and Six Month Periods Ended June 30, 2003 and 2004 (Unaudited)

     (Amounts in thousands of US Dollar unless otherwise stated except share amounts)

(1)  Business

     Turkcell Iletisim Hizmetleri Anonim Sirketi ("Turkcell") was incorporated on October 5, 1993 and commenced operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications (GSM) network in Turkey and neighboring states.

     From 1994 to 1998, Turkcell and Turk Telekomunikasyon AS ("Turk Telekom"), a state owned organization of Turkey, were parties to a revenue sharing agreement (the "Revenue Sharing Agreement"), in accordance with which, Turk Telekom contracted with subscribers, performed billing and collection and assumed collection risks and provided access to its telecommunications network, while Turkcell made related GSM network investments. Under the agreement, Turkcell was entitled to receive 100% of the fees received from subscriber identity module card or simcard sales, but was required to pay Turk Telekom approximately 67% of the fees billed for connection, monthly fixed fees and ongoing calls, and 90% of the fees billed for incoming calls. As a result of the Revenue Sharing Agreement, Turkcell retained approximately 25% and 30% of the revenues generated by subscribers on its GSM network.

     In April 1998, Turkcell signed a license agreement (the "License Agreement" or "License") with the Ministry of Transportation and Communications of Turkey (the "Turkish Ministry"), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits Turkcell to operate as a stand-alone GSM operator and frees it from some of the operating constraints in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the "Turkish Treasury") an ongoing license fee equal to 15% of its gross revenue. Turkcell continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

     In July 1998, Cellco Finance N.V. ("Cellco"), a financing entity set up to issue debt instruments in order to refinance Turkcell's existing indebtedness, issued $300,000 in 15% senior subordinated notes due in 2005, which were fully paid on November 10, 2003, and in December 1999, Cellco issued $400,000 in 12.75% senior notes due in 2005. All amounts raised under Cellco's debt offerings were loaned to Turkcell. As of and for the year ended December 31, 2003, all of the assets and liabilities of Cellco, which were previously recorded in the consolidated financial statements of Turkcell and its subsidiaries (the "Company"), are consolidated under the guidance of FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", as revised in December 2003 ("FIN 46 (R)"). The consolidation had no effect on the Company's consolidated financial position or results of operations.

     In July 2000, Turkcell completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depository Shares, or ADSs, on the New York Stock Exchange.

     Two significant founding shareholders, the Cukurova Group and TeliaSonera, currently own approximately 42.3% and 37.1%, respectively, of the Company's share capital, and are ultimate counterparties to a number of transactions.

     Turkcell owns a 41.45% interest in Fintur Holdings B.V. ("Fintur"), which holds the majority of the Company's international GSM investments, with majority ownership in GSM operations in Azerbaijan, Georgia, Kazakhstan and Moldova. Fintur is accounted for under the equity method. The Company also owns 100% of Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom"), a company that operates GSM network in Northern Cyprus.

     In addition, as of June 30, 2004, the Company was involved in various activities, including call centers and database management, directory assistance, advertising, on-line and telephone gaming, Wireless Application Protocol (WAP), Value Added GSM services (VAS) and internet services through the following consolidated subsidiaries: Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS ("Global"), Corbuss Kurumsal Telekom Servis Hizmetleri AS ("Corbuss"), Turktell Bilisim Servisleri AS ("Turktell"), Hayat Boyu Egitim AS ("Hayat"), Kibrisonline Limited Sirketi ("Kibrisonline"), Iyi Eglenceler Eglence ve Turizm AS ("Iyi Eglenceler"), Interaktif Cocuk Programlari Yapimciligi ve Yayinciligi AS ("Digikids"), Mapco Internet ve Iletisim Hizmetleri Pazarlama AS ("Mapco"), Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS ("Inteltek"), Libero Interaktif Hizmetler AS ("Libero"), Hurrem Sultan Produksiyon Yapim, Turizm ve Ticaret AS ("Hurrem Sultan"), Bilisim Telekomunikasyon Hizmetleri AS ("Bilisim Telekomunikasyon"), Turktell Uluslararasi Yatirim Holding AS ("Turktell Uluslararasi"), Euroasia Telecommunications Holdings B.V. ("Euroasia"), Digital Cellular Communication ("DCC"), LLC Astelit ("Astelit") and East Asian Consortium B.V. ("Eastasia"). The subsidiaries are owned 99.89%, 99.25%, 100.00%, 75.00%, 60.00%, 100.00%, 60.00%,
     100.00%, 55.00%, 55.00%, 51.00%, 100.00%, 100.00%, 51.00%, 50.49%, 49.98%
     and 85.00% respectively, by Turkcell or its subsidiaries.

     Kibris Telekom and the Ministry of Prosperity and Transportation of the Turkish Republic of Northern Cyprus are parties to a revenue sharing agreement, which covers a period of 10.5 years commencing in March 1999, under which revenues billed for subscription fees, monthly fixed fees, incoming and outgoing calls are shared at a ratio of 50% between the parties.

     In December 2003, management decided to invest $50,000 in DCC, a Ukrainian telecommunications company with a GSM 1800 license. In order to facilitate the investment in DCC, the Company created a new wholly-owned company named Euroasia in the Netherlands in February 2004, and capitalized it with cash contributions of $50,000. The owners of DCC contributed the shares of DCC to Euroasia in exchange for a 49% interest in the company in 2004. Under a shareholders agreement dated April 2, 2004, Turkcell has committed to arrange at least $150,000 of financing for DCC prior to 2006, or to provide such financing from its own resources.

     Turkcell and Ericsson Telekomunikasyon AS ("Ericsson Turkey") have established a company named Eastasia, with a share capital of EUR 91 million, to invest in the Iranian GSM business. Eastasia is a member of the Irancell Consortium (the "Consortium"), which owns Irancell, and includes Turkcell and Ericsson Turkey, and two Iranian companies, Parman Ertebat and Iran Electronic Development Company. Turkcell and Ericsson Turkey own 85% and 15% of Eastasia, respectively, and Turkcell indirectly owns 51% of Irancell through Eastasia. On August 12, 2004, Turkcell has fully completed its capital contribution in Eastasia.

     The Consortium is obliged to pay an upfront license fee of EUR 300 million and an ongoing license fee based on a percentage of the greater of actual or precommitted gross revenues. If the Consortium does not pursue the GSM license, the EUR 300 million payment under the guarantee will become payable immediately. Turkcell has guaranteed a EUR 210 million portion of this guarantee through HSBC plc expiring on September 7, 2004. However, since Irancell was not established as of that date the payment guarantee has been extended until December 7, 2004.

(2)  Financial Position and Basis of Preparation of Financial Statements

     Turkcell and its subsidiaries (the "Company") maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in their respective countries of residence. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America. The unaudited consolidated financial statements of the Company as of June 30, 2004 and for the three and six month periods ended June 30, 2003 and 2004, in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of such unaudited interim periods.

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable/amortizable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables, valuation allowances on deferred tax assets and amounts reflected as accruals for liabilities arising from legal proceedings.

     These unaudited interim financial statements should be read in conjunction with the Company's Annual Report on Form 20-F.

     As of June 30, 2004, the consolidated financial statements include the accounts of Turkcell and eighteen (December 31, 2003: twelve) majority-owned subsidiaries and of Cellco, substantially all assets and liabilities of which were previously recorded in the Company's financial statements, which was consolidated for the first time at December 31, 2003 under the guidance of FIN 46 (R). The investment in Fintur is included under the equity method of accounting (Note 9). All significant intercompany balances and transactions have been eliminated in consolidation. Minority interest in net assets and net income of the consolidated subsidiaries are separately classified in the consolidated balance sheets and consolidated statements of operations.



(3)  Comprehensive Income

     Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income, net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period. Comprehensive income for the three month and six month periods ended June 30, 2003 and 2004 was $73,671, $97,241, $113,780 and $224,527, respectively.

(4)  New Accounting Standards Issued

     In March 2004, Emerging Issues Task Force ("EITF") reached a consensus on EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF 03-01 provides guidance for assessing other-than-temporary impairment. That proposed guidance would apply to investments accounted for under the cost method or the equity method, investments classified as either available-for-sale or held-to-maturity under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (including individual securities and mutual funds). Certain conditions of EITF 03-01 have been delayed with the FASB Staff Positions, which are proposed on September 15, 2004. Those proposed FASB Staff Positions delay the effective date of certain conditions of EITF 03-01 until new implementation guidance is issued. The adoption of EITF 03-01 does not have a material effect on our consolidated financial statements.


(5)  Trade Receivables and Accrued Income, net

     At December 31, 2003 and June 30, 2004, the breakdown of trade receivables and accrued income is as follows:

                                                  December 31,     June 30,
                                                     2003            2004
                                                 ------------    ------------
                                                                 (Unaudited)

     Receivables from subscribers                 $ 256,597         244,984
     Accounts and checks receivable                  40,749          52,916
     Receivable from Turk Telekom                    17,662          23,204
                                                   --------        --------
                                                    315,008         321,104
     Accrued service income                          75,929          84,286
     Allowance for doubtful receivables            (135,920)       (122,937)
                                                   --------        --------
                                                  $ 255,017         282,453
                                                   ========        ========

     Movements in the allowance for doubtful receivables are as follows:

                                                  December 31,     June 30,
                                                     2003            2004
                                                 ------------    ------------
                                                                 (Unaudited)

     Beginning balance                            $ 126,677         135,920
     Provision for doubtful receivables              13,415           7,111
     Write offs                                     (27,715)        (11,203)
     Effect of change in exchange rate               23,543          (8,891)
                                                   --------        --------
     Ending balance                               $ 135,920         122,937
                                                   ========        ========

(6)  Due from Related Parties

     As of December 31, 2003 and June 30, 2004, the balance comprised:

                                                                  December 31,     June 30,
                                                                      2003           2004
                                                                  ------------   ------------
                                                                                  (Unaudited)

     KVK Teknoloji Urunleri AS ("KVK Teknoloji")                   $  31,287        28,380
     Digital Platform Iletisim Hizmetleri AS ("Digital Platform")      8,000        15,335
     A-Tel Pazarlama ve Servis Hizmetleri AS ("A-Tel")                21,019         5,705
     Geocell Ltd. ("Geocell")                                          2,345           346
     Milleni.com GmbH ("Milleni.com")                                  3,886           207
     Other                                                             4,088        10,083
                                                                       -----        ------
                                                                   $  70,625        60,056
                                                                      ======        ======


     Due from KVK Teknoloji, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from simcard and prepaid card sales to this company.

     Due from Digital Platform, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from receivables from call center revenues and advances given for current and planned sponsorships.

     Due from A-Tel, a 50-50 joint venture of Yapi Kredi Bankasi AS (a shareholder of the Company) and Sabah media group, mainly resulted from simcard and prepaid card sales to this company.

     Due from Geocell, a company whose majority shares are owned by Fintur, mainly resulted from roaming receivables and sales of GSM equipment.

     Due from Milleni.com, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from interconnection receivables.


(7)  Other Current Assets

     At December 31, 2003 and June 30, 2004, the balance comprised:

                                               December 31,          June 30,
                                                   2003               2004
                                               ------------       ------------
                                                                   (Unaudited)

     Prepaid taxes                              $  37,755           161,832
     Advances to suppliers                          7,013             8,887
     Deferred financing costs                       2,565             2,968
     Promotional material                           3,600             2,874
     Other                                         12,085            19,091
                                                   ------           -------
                                                $  63,018           195,652
                                                   ======           =======

(8)  Due from Related Parties - Long Term

                                               December 31,          June 30,
                                                   2003               2004
                                               ------------       ------------
                                                                   (Unaudited)

     Digital Platform                          $  56,112             61,320
     Other                                           499              3,578
                                                  ------             ------
                                               $  56,611             64,898
                                                  ======             ======

     Due from Digital Platform mainly resulted from call center revenues, financial support for operations, and advances given for current and planned sponsorships.


(9)  Investments

     At December 31, 2003 and June 30, 2004, investments in associated companies were as follows:

                                                           December 31,    June 30,
                                                               2003          2004
                                                           ------------  ------------
                                                                         (Unaudited)

     Fintur                                                 $ 127,179      145,446
     Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve
     Ticaret AS ("Aks TV")                                     15,750       15,750
     Basin Yatirim Sanayi ve Ticaret AS ("Basin Yatirim")
                                                                6,869        6,869
                                                             --------      -------

                                                            $ 149,798      168,065
                                                             ========      =======

     At December 31, 2003 and June 30, 2004, the Company's ownership interest in Fintur was 41.45%.

     In 2003, the Company acquired a 6.24% interest in Aks TV and a 8.23% interest in Basin Yatirim, media companies owned by the Cukurova Group. Investments in these companies are accounted for under cost method.

     Aggregate summarized information of Fintur as of December 31, 2003 and June 30, 2004 and for the three month and six month periods ended June 30, 2003 and 2004 are as follows:


                                                      December 31,    June 30,
                                                          2003          2004
                                                      ------------  ------------
                                                                    (Unaudited)

     Current assets                                    $ 120,372      121,926
     Noncurrent assets                                   440,926      506,888
                                                         -------      -------
                                                       $ 561,298      628,814
                                                         =======      =======

     Current liabilities                               $ 211,885      197,462
     Noncurrent liabilities                              159,517      197,382
     Shareholders' equity                                189,896      233,970
                                                         -------      -------
                                                       $ 561,298      628,814
                                                         =======      =======



                              3 months ended  3 months ended  6 months ended  6 months ended
                               June 30, 2003  June 30, 2004   June 30, 2003   June 30, 2004
                                (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)
                              --------------  --------------  --------------  --------------
     Revenue                     $ 77,561        129,247         142,640         237,896
                                                                                (100,720)
     Direct cost of revenue       (37,799)       (54,064)        (73,383)
     Income before tax             13,617         29,616          18,316          55,495
     Net income                    10,258         20,516          15,593          39,542

(10) Fixed Assets, net

     As of December 31, 2003 and June 30, 2004, the analysis of fixed assets is as follows:

                                                              Useful       December 31,       June 30,
                                                              Lives           2003              2004
                                                                                             (Unaudited)
     Operational fixed assets:

           Base terminal stations                             8 years       $  971,805       1,012,296
           Mobile switching center/Base station controller    8 years          828,969         865,286
           Minilinks                                          8 years          205,327         210,771
           Supplementary system                               8 years           36,333          37,079
           Call center equipment                              5 years            9,127           9,173
           GSM services equipment                             8 years           87,853          88,041
                                                                            ----------      ----------
                                                                             2,139,414       2,222,646
           Accumulated depreciation                                         (1,101,567)     (1,231,167)
                                                                            ----------      ----------
           Operational fixed assets, net                                     1,037,847         991,479

     Non-operational fixed assets:

           Land                                                                    773             846
           Buildings                                          5-25 years       174,038         177,061
           Furniture, fixture and equipment                   4-5 years        160,521         168,433
           Motor vehicles                                     4-5 years          8,072           8,302
           Leasehold improvements                             3-5 years         54,032          55,046
                                                                            ----------      ----------
                                                                               397,436         409,688
           Accumulated depreciation                                           (210,346)       (232,309)
                                                                            ----------      ----------
           Non-operational fixed assets, net                                   187,090         177,379
                                                                            ----------      ----------
                                                                           $ 1,224,937       1,168,858
                                                                            ==========      ==========

     At December 31, 2003 and June 30, 2004, total fixed assets acquired under finance leases amounted to $72,351 and $ 75,063, respectively. Depreciation of these assets amounted to $804, $1,101, $1,588 and $2,075 for the three month and six month periods ended June 30, 2003 and 2004, respectively, and is included in depreciation expense.


(11) Construction in Progress

     At December 31, 2003 and June 30, 2004, construction in progress consisted of expenditures in GSM and non-operational items and is as follows:

                                                   December 31,     June 30,
                                                       2003           2004
                                                   ------------    -----------
                                                                   (Unaudited)

     Turkcell-GSM network                          $  51,203         74,972
     Non-operational items                             1,525          1,502
     Turkcell-Other projects                             400          2,907
     Kybrys Telekom-GSM network                          630            360
                                                      ------         ------
                                                   $  53,758         79,741
                                                      ======         ======

(12) Intangibles, net

     As of December 31, 2003 and June 30, 2004, intangibles consisted of the following:


                                                                  December 31,      June 30,
                                                  Useful lives       2003             2004
                                                  ------------   -------------   -------------
                                                                                  (Unaudited)

     GSM and other telecommunications licenses     8-25 years     $   500,000        535,287
     Computer software                                8 years         762,753        802,622
     Transmission lines                              10 years          15,708         16,321
                                                                   ----------      ---------
                                                                    1,278,461      1,354,230
     Accumulated amortization                                        (454,492)      (513,452)
                                                                   ----------      ---------
                                                                  $   823,969        840,778
                                                                   ==========      =========


     GSM and other telecommunications licenses are comprised of a 25 year GSM license of Turkcell amounting to $500,000 (Note 1), GSM licenses of Astelit amounting to $25,894 (Note 1) and three fixed line licenses of DCC totaling to $9,393. GSM licenses of Astelit were granted on June 8, 1998 and March 3, 2004 and will expire on June 8, 2008 and March 3, 2019, respectively. Three fixed line licenses of DCC, one for local, one for long distance and one for international calls, will expire on July 8, 2005, June 17, 2003 and October 30, 2017, respectively .

     As of June 30, 2004, amortized intangible assets are as follows:

                                                   Gross carrying   Accumulated
                                                       amount       amortization
                                                       ------       ------------

       GSM and other telecommunications licenses    $   535,287        123,333
       Computer software                                802,622        382,869
       Transmission lines                                16,321          7,250
                                                      ---------      ---------
                                                    $ 1,354,230        513,452
                                                     ==========      =========

     Aggregate amortization expense
     ------------------------------

     Aggregate amortization expense for the three month and six month periods ended June 30, 2003 and 2004 are $27,837, $30,079, $55,076 and $58,960,
     respectively.

     Estimated amortization expense
     ------------------------------

     For the year ended December 31, 2004             $  118,191

     For the year ended December 31, 2005                117,573

     For the year ended December 31, 2006                113,890

     For the year ended December 31, 2007                103,238

     For the year ended December 31, 2008             $   64,616

     The Company adopted SFAS No. 142 on January 1, 2002. The adoption of SFAS No 142 did not have a material impact on the Company's consolidated financial position or results of operations. As of June 30, 2004, the Company does not have any indefinite live intangible assets. Goodwill amounting to $1,349 as of June 30, 2004 was recorded on the acquisition of the remaining 30% shares of Mapco. The rest of goodwill was recognized due to the acquisition of DCC shares.

     In February 2004, the Company created a new wholly-owned company named Euroasia to acquire the business of DCC, the third largest mobile operator in the Ukraine in terms of subscribers, and capitalized it with cash contributions of $50,000. Simultaneously, the owners of DCC contributed the shares of DCC to Euroasia in exchange for a 49% interest in the company. The acquisition of DCC significantly expands the Company's potential subscriber market, and Turkcell currently holds a 51% interest in DCC.

     DCC, which holds a 99% interest in Astelit, owns three fixed line licenses and two GSM licenses. As a result of this acquisition, Turktell expects to be one of the major players in GSM market in Ukraine with the acquisition of DCC and Astelit.

     The consolidated financial position of Euroasia as of June 30, 2004 and results of its operations for the month ended June 30, 2004 are included in the accompanying consolidated balance sheet as of June 30, 2004 and statement of operations for the three month and six month periods ended June 30, 2004, respectively.

     Management has not yet completed its evaluation of the fair value of identifiable assets and liabilities of DCC or its allocation of the purchase price. Turkcell is in the process of obtaining third party valuations of identifiable assets and liabilities at the date of acquisition and as final purchase accounting adjustments may differ from initial estimates the allocation of purchase price is subject to refinement. Management plans to complete such assessment before year-end 2004.



(13) Short Term Borrowings

     At December 31, 2003 and June 30, 2004, short-term borrowings comprised the following:

                                                       December 31,   June 30,
                                                           2003         2004
                                                       ------------  -----------
                                                                     (Unaudited)

     Current portion of long term borrowings (Note 18)  $  93,375      134,616
     Other short term bank loans and overdrafts             1,656       43,113
                                                         --------      -------
                                                        $  95,031      177,729
                                                         ========      =======


(14) Trade Payables

     At June 30, 2004, the balance includes amounts due to Ericsson Turkey and Ericsson Radio Systems AB ("Ericsson Sweden") totalling $31,158 (December 31, 2003: $11,631) resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling $28,569 (December 31, 2003: $35,888) arising in the ordinary course of business.

     Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively the "Supply Agreements") under which Ericsson Turkey supplies Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also give Turkcell a non-exclusive restricted software license for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey's obligations to Turkcell.

     Turkcell also entered into a GSM service agreement with Ericsson Sweden under which Ericsson Sweden supplies Turkcell with the following system services: trouble report handling service, hardware service, consultation service and emergency service. This agreement expired on December 31, 1998 but contains successive one-year automatic renewals up until December 31, 2005 unless terminated by either party in writing no later than six months prior to the expiration of the then current term. As of December 31, 2003, the agreement was automatically extended through December 31, 2004.

(15) Due to Related Parties

     As of December 31, 2003 and June 30, 2004, due to related parties comprised:

                                                    December 31,      June 30,
                                                        2003            2004
                                                    ------------     -----------
                                                                     (Unaudited)

     Hobim Bilgi Islem Hizmetleri AS ("Hobim")      $  1,694             1,610
     Yapi Kredi Sigorta AS ("Yapi Kredi Sigorta")        792               272
     Turkiye Genel Sigorta AS ("Genel Sigorta")          976                24
     Other                                             1,123             1,297
                                                     -------           -------
                                                    $  4,585             3,203
                                                     =======           =======


     Due to Hobim, a company whose majority shares are owned by some of the shareholders of the Company, resulted from the invoice printing services rendered by this company.

     Due to Genel Sigorta and Yapi Kredi Sigorta, companies whose majority shares are owned by some of the shareholders of the Company, resulted from fixed assets insurance premiums and health insurance premiums of the Company's personnel.



(16) Other Current Liabilities and Accrued Expenses

     At December 31, 2003 and June 30, 2004, the balance comprised:


                                                             December 31,     June 30,
                                                                 2003           2004
                                                             ------------    -----------
                                                                             (Unaudited)

     License fee accrual--The Turkish Treasury (Note 20)      $   538,930       662,054
     Interconnection dispute accrual (Note 20)                    461,803       343,485
     Taxes and withholdings                                       137,446       112,850
     Deferred income                                               85,223        98,993
     Infrastructure accrual (Note 20)                                   -        51,359
     Selling and marketing expense accruals                        27,317        34,081
     Accrued interest on borrowings                                22,399        22,195
     Transmission fee accrual                                      16,671        15,370
     Lease obligations--short term portion                         12,993        12,838
     Telecommunications Authority share accrual                    12,005         4,676
     Telecommunications Authority penalty accrual (Note 20)       104,476             -
     Annual frequency usage fee (Note 20)                          94,111             -
     Class action accrual                                          19,200             -
     Other expense accruals                                        34,078        37,035
                                                               ----------     ---------
                                                              $ 1,566,652     1,394,936
                                                               ==========     =========


     Total interconnection dispute accrual amounted to $530,934, which is included in other current liabilities and accrued expenses and other long term liabilities amounting to $343,485 and $187,449, respectively.

(17) Taxes on Income

     The income tax benefit (expense) is attributable to income from continuing operations and consists of:


                                        3 Months Ended            6 Months Ended
                                           June 30,                  June 30,
                                       2003        2004          2003        2004
                                    ----------  ----------    ----------  ----------
                                          (Unaudited)               (Unaudited)

     Current tax charge             $ (23,282)          -     $ (23,282)          -
     Deferred tax benefit              64,005      66,659        64,005      37,486
                                       ------      ------        ------      ------
     Income tax benefit (expense)      40,723      66,659        40,723      37,486
                                       ======      ======        ======      ======


     Income tax benefit attributable to income from continuing operations was $66,659 and $37,486 for the three month and six month periods ended June 30, 2004. These amounts are different from the amount computed by applying the Turkish income tax rate of 33% (2003: 30%) to pretax income from continuing operations as a result of the following:

                                            3 Months Ended            6 Months Ended
                                               June 30,                  June 30,
                                           2003        2004          2003        2004
                                        ----------  ----------    ----------  ----------
                                              (Unaudited)               (Unaudited)

     Computed "expected" tax
     expense                            $  (9,742)       (8,339)      (21,597)      (59,833)
     Non taxable translation gain         (51,101)       (6,133)      (60,815)      (39,180)
     Investment tax credit                 16,666         8,073        36,655        13,901
     Effect of change in tax rates              -        20,239             -        22,238
     Change in valuation allowance         99,331           852       109,593          (740)
     Non-taxable items                          -        47,154             -        95,909
     Other                              $ (14,431)        4,813       (23,113)        5,191
                                         --------       -------       -------       -------
     Income tax benefit                    40,723        66,659        40,723        37,486
                                         ========       =======       =======       =======


     For the three and six month periods ended June 30, 2003 and 2004, substantially all income from continuing operations and related tax benefit were domestic.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2003 and June 30, 2004 are presented below:

                                                             December 31,     June 30,
                                                                 2003           2004
                                                             ------------   -----------
                                                                            (Unaudited)

     Deferred tax assets:
         Accrued expenses                                     $ 345,363       436,708
         Accounts and other receivables (principally due
         to allowance for doubtful accounts) and other           71,867        10,491
         Net operating loss carry forwards                       12,690        15,356
         Tax credit carry forwards (Investment tax credit)      342,964       336,257
                                                               --------      --------
         Gross deferred tax assets                              772,884       798,812
         Less: Valuation allowances                             (11,038)      (11,778)
                                                               --------      --------
         Deferred tax assets                                    761,846       787,034

     Deferred tax liabilities:
         Fixed assets and intangibles, principally due to
         financial leases, differences in depreciation and
         amortization, and capitalization of interest and
         foreign exchange loss for tax purposes                (222,783)     (249,479)
                                                               --------      --------
         Total deferred tax liabilities                        (222,783)     (249,479)
                                                               --------      --------
         Net deferred tax assets                              $ 539,063       537,555
                                                               ========      ========


     At June 30, 2004, net operating loss carry forwards are as follows:

                                                                 Expiration
     Year                                      Amount               Date
     ----                                      ------          ---------------

     1999                                     $      74                   2004
     2000                                         5,418                   2005
     2001                                         9,608                   2006
     2002                                         2,892                   2007
     2003                                        18,567                   2008
     2004                                        12,246        2009 thereafter

     Non taxable translation gain results from translation of Turkish Lira denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation gains and losses between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of Turkish Lira denominated fixed assets and intangibles into the US Dollar.

     The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM and call center operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax).

     As of June 30, 2004, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4,193,125 (December 31, 2003: $4,389,386) in qualifying expenditures, as defined in the certificates. As of June 30, 2004, the Company had unused tax credit carryforwards under the certificates of approximately $336,257 (December 31, 2003: $342,964) which can be carried forward indefinitely. The certificates are denominated in Turkish Lira. However, approximately $597,445 of qualifying expenditures through June 30, 2004 (December 31, 2003: $2,087,834) under such certificates is indexed against future inflation.

     The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. The Company forecasts taxable income in 2004 and onwards and has generated taxable income for eight consecutive quarters. Management believes that subsequent to the conclusion of the war in Iraq during the Company's second quarter of 2003 and the limited impact it has had on the economic situation in Turkey, the economic and political uncertainties surrounding the Company have become less uncertain and provided management better visibility about the near term future. Further, economic and political situation in Turkey became more stable and there are positive expectations about the near term future. In addition, the interconnection agreement with Turk Telekom has been revised in late 2003. Management believes that these matters also provide management better visibility about the near term future. As a result, management concluded that it was more likely than not that the deferred tax assets of $537,555 were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Accordingly, management believes a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $11,778 is recorded as of June 30, 2004 (December 31, 2003:
     $11,038) for such amounts. The valuation allowance at December 31, 2003 and June 30, 2004 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not the net deferred tax asset of approximately $537,555 as of June 30, 2004 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. The Company will continue to evaluate the realizability of its deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

     In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective for all tax returns filed on or after January 1, 2004. Accordingly, substantially all taxable income earned from January 1, 2003 is taxed at a rate of 30%. However, in accordance with the Law No. 5035, which was enacted during December 2003 and announced on January 2, 2004, the corporation tax rate will be applied as 33% for taxable income earned in 2004 only.

     Further, in accordance with the Law No. 5024, effective from January 1, 2004, taxable income will be determined based on the financial statements restated for the effects of inflation. The change in tax law is not expected to have a material impact on future taxable income.

(18) Long Term Borrowings

     At December 31, 2003 and June 30, 2004, long-term borrowings comprised:


                                               Interest       Contractual      December 31,   June 30,
                                               Rate (%)         Maturity           2003         2004
                                            --------------  ---------------   -------------- -----------
                                                                                             (Unaudited)

     Cellco 12.75% senior notes, due 2005           12.75%      August 2005    $  400,000      335,000
     Murabaha syndicated facility            Libor + 4.50%        June 2006             -      100,000
     Akbank TAS ("Akbank")  - 2              Libor + 3.50%    February 2007             -      100,000
     Turkiye Garanti Bankasi AS
         ("Garanti Bankasi") - 1             Libor + 3.40%       March 2007             -      100,000
     Akbank - 1                              Libor + 5.25%        June 2005       125,000       62,500
     Garanti Bankasi - 2                     Libor + 5.62%       April 2006        75,000       50,000
     Nordbanken--Stockholm ("Nordbanken")     Libor + 0.6%   September 2004         5,875        2,274
     Other                                                                              -       15,522
                                                                                ---------     --------
                                                                                  605,875      765,296
     Less: Current portion of long term
     borrowings (Note 13)                                                         (93,375)    (134,616)
                                                                                ---------     --------
                                                                               $  512,500      630,680
                                                                                =========     ========

     During 2003 and 2004 the Company has invested in the 12.75% senior notes issued by Cellco. The nominal value and amortized cost of such bonds amounted to $65,000 and $73,113, respectively. Reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The difference between the reacquisition price and net carrying amount of Cellco bonds amounting $8,113 is recorded in general and administrative expenses.

     The Company has short and long term credit lines with local and foreign banks. On October 30, 2003, Yapi Kredi has committed to provide a loan facility, at market rates, of up to $150,000 to the Company over the next twelve months. This credit line has not been used as of June 30, 2004. There are no unused commitments under these facilities.

     Turkcell signed a Murabaha syndicated facility, which is led by HSBC Bank AS and the Islamic Development Bank, amounting to $100,000 in January 2004 and initial drawdown was made on March 3, 2004. The facility has a maturity of two years from each drawdown. The availability period is 180 days from the date of agreement and the grace period is one year from each drawdown. The facility is unsecured and will be used for certain qualified equipment purchases

     Turkcell has fully drawn down additional borrowings of $100,000 from Akbank in February 2004 and $100,000 from Garanti Bankasi in March 2004. There are no additional covenant requirements for these borrowings and both facilities will be repaid in 3 years.

     As of June 30, 2004, the Company is not subject any financial covenants or ratios with respect to its borrowings.

     As of June 30, 2004, the borrowing from Nordbanken was collateralized by letter of guarantee obtained from Yapi Kredi. No other facilities are collateralized by letters of guarantee or sureties of the Company's shareholders.

(19) Common Stock

     At June 30, 2004, common stock represented 1,474,639,361,000 (December 31, 2003: 500,000,000,000) authorized, issued and fully paid shares with a par value of one thousand Turkish Lira each.

     The following table sets forth the computation of basic and diluted earnings per share:

                                         Three Months Ended,                      Six Months Ended,
                                               June 30,                                June 30,
                                       2003               2004                2003                2004
                                -----------------   -----------------   -----------------   -----------------
                                             (Unaudited)                             (Unaudited)

     Numerator:
     Net income                            73,197              96,420             112,712             222,587

     Denominator:
     Basic and diluted
     weighted average shares    1,474,639,361,000   1,474,639,361,000   1,474,639,361,000   1,474,639,361,000

     Basic and diluted net
     income per share                     0.00005             0.00007             0.00008             0.00015

     On February 26, 2004, Cukurova Holding AS informed Turkcell that it sold 8,998,845,000 Turkcell shares (nominal value of TL 8,998,845 million) to Yapi Kredi. Following this transaction, Cukurova Holding AS and Yapi Kredi held 7.47% and 2.89% of Turkcell respectively.

     On June 23, 2004, the Board of directors decided that Turkcell's statutory paid-in capital would be increased from TL 500 trillion to TL 1,474.6 trillion by adding TL 118.1 trillion out of the total dividend for the year 2003 and the statutory capital inflation adjustment (included in the financial statements prepared in accordance with the accounting standards promulgated by the Turkish Capital Markets Board) amounting to TL 856.5 trillion for 2003. The increase of TL 974.6 trillion would be distributed to the Company's shareholders in the form of bonus shares. The Turkish Capital Markets Board approved the split on July 15, 2004 and distribution of bonus shares has commenced on July 30, 2004. The capital increase was recorded as stock split in the Company's accompanying consolidated financial statements in accordance with US GAAP. As a result of the aforesaid transactions the Company issued 974,639,361,000 new shares. All share amounts and per share figures reflected in the Company's historical financial statements have been retroactively restated.

     The total effect of restatements in number of shares are as follows:

                                                                        December 31,          June 30,
                                                                           2003                 2004
                                                                     -----------------    -----------------

     Historical number of shares                                       500,000,000,000      500,000,000,000
     After bonus share distribution - statutory capital inflation
       adjustment                                                    1,356,480,756,000    1,356,480,756,000
     After bonus share distribution - dividend for the year 2003     1,474,639,361,000    1,474,639,361,000

     On July 21, 2004, it is declared that the debt restructuring talks between the Banking Regulation and Supervision Agency (the "BRSA") and the Cukurova Group, one of the significant founding shareholders of the Company, were finalized by mutual agreement. In accordance with this agreement, until April 30, 2005, the Cukurova Group will purchase 26,540,102,081 Turkcell shares (as restated for stock split) at nominal value of TL 26,540,102 million (equivalent to $17,861 at June 30, 2004) plus interest at Libor +3.5% and 16,809,395,277 Turkcell shares (as restated for split) for a consideration based on the weighted average price of the last 30 trading days in Istanbul Stock Exchange.



(20) Commitment and Contingencies

     As of December 31, 2003 and June 30, 2004, commitments and contingent liabilities comprised the following:


                                                    December 31,      June 30,
                                                        2003            2004
                                                    ------------    ------------
                                                                    (Unaudited)

     Bank Letters of Guarantee                       $   44,952       39,015

     Guarantees

       Irancell Consortium                              279,608
         Iranian Authorities-Payment Guarantee                -      255,360
         Iranian Authorities-Bid Bond                         -       24,248

       Digital Platform                                  46,965       32,213
         BNP--Brussels (Buyer Credit)                    31,825       24,247
         BNP--Hungary (Buyer Credit)                      7,417        5,771
         BNP--Brussels (Financial Loan)                   2,658          841
         HSBC--Istanbul Main Branch                       3,850          700
         BNP--Hungary (Financial Loan)                      864          420
         Websterbank--USA                                   351          234

       Hobim
         BNP AK Dresdner (Financial Leasing)                129           85


     Purchase Commitments
         Asli Gazetecilik                                25,000       20,000
         Ericsson Credit AB                                   -       89,042


     As of June 30, 2004, the Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Telecommunications Authority amounting to $5,000 (December 31, 2003:
     $5,000), and customs authorities, private companies and other public organizations amounting to $33,317 (December 31, 2003: $37,916). In addition, as of June 30, 2004, the Company is contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $698 (December 31, 2003: $2,036).

     As a condition of the GSM license bid in Iran, Irancell Consortium, is obliged to provide a bid bond amounting to 263,000,000,000 Iranian Rial (equivalent to $24,248 at June 30, 2004), which was approximately equal to EUR 25 million at the date of issuance, to the Iranian Authorities. This bid bond was issued by Bank Saderat under a Deutsche Bank AG counter-guarantee and was underwritten by Turkcell. The bond originally expired on August 7, 2004. However, since Irancell was not established as of August 7, 2004, the expiration date was extended until November 7, 2004.

     The Consortium was also obliged to provide a payment guarantee to the Iranian Authorities amounting to EUR 300 million for an upfront license fee. The payment guarantee becomes effective when the license is formally awarded to Irancell. Turkcell has guaranteed a EUR 210 million (equivalent to $255,360 at June 30, 2004) portion of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas. The payment guarantee originally expired on September 7, 2004 and was similarly extended until December 7, 2004. In addition to the upfront license fee, once the Iranian subsidiary of the Company is formally established and the license is awarded, the Iranian subsidiary of the Company will pay an ongoing license fee based on the greater of a minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

     Guarantees on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

     Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

     The Company has signed a shareholders agreement with the other shareholders of DCC, the Ukrainian subsidiary, on April 2, 2004. Under the shareholders agreement, the Company has provided a financial assistance guarantee under which it agreed to arrange at least $150,000 of financing for DCC prior to 2006. The Company has fulfilled approximately $132,000 of this financial assistance guarantee by acting as the guarantor at the vendor financing agreements signed with Nokia Corporation and Ericsson AB.

     Astelit, which is a 99% subsidiary of DCC, has signed a vendor financing agreement with Ericsson AB and Ericsson Credit AB amounting to $89,042 on June 30, 2004, under which Astelit acquired the right to receive mobile telecommunication equipment and services from Ericsson AB and Ericsson Credit AB has agreed to make available credit facilities to Astelit in respect of payments due under this purchase contract. Turkcell has guaranteed 55% of the contract amount plus 55% of interest and costs in case of non-payment by Astelit. Subsequently, on July 12, 2004 Astelit has also signed a vendor financing agreement with Nokia Corporation and ABN Amro NV amounting to EUR 125,000 (equivalent to $152,000 at June 30, 2004), under which Astelit acquired the right to receive GSM 1800 equipment, software and services from Nokia Corporation and ABN Amro NV has agreed to make available credit facilities to Astelit in respect of payments due under this purchase contract. Turkcell has guaranteed 55% of the contract amount plus 55% of interest and costs in case of non-payment by Astelit.

     Under a framework agreement, (the "framework agreement") Asli Gazetecilik agreed to provide advertisement services to the Company from July 1, 2002 until October 4, 2004. In consideration, the Company will pay a total amount of $25,000. On May 30, 2004, the Company signed the "Amended Framework Agreement" with Asli Gazetecilik, extending the terms of the agreement until December 31, 2005 and, in accordance with the amended agreement, the Company paid $5,000 on June 18, 2004 and $2,500 on September 30, 2004.

     Legal Proceedings
     The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

     Dispute on Ongoing License Fee on Value Added Taxes, Education Fund and Frequency Usage and Transmission Fees

     On an ongoing basis, Turkcell must pay 15% of its monthly gross revenue, which is defined in its license agreement as subscription fees, monthly fixed fees and communication fees including taxes, charges and duties to the Turkish Treasury. The Turkish Ministry and the Turkish Treasury informed Turkcell that, in their view, its 15% ongoing license fee should be calculated before deduction of VAT, the education fund and the frequency usage and transmission fees. Turkcell had calculated its 15% ongoing license fee after deducting for these items, which Turkcell believes is consistent with the terms of its license.

     Turkcell disagrees with the Turkish Treasury's position, and initiated an administrative suit at the Danistay against the Turkish Ministry and the Turkish Treasury. On October 15, 2001, the Danistay ruled that VAT should be included in the calculation of gross revenue whereas the education fund and the frequency usage and transmission fees should not. Turkcell has appealed the Danistay's decision with respect to the VAT and the Ministry appealed the decision with respect to the other items. Both appeals have been rejected by General Assembly of Administrative Courts of Danistay. Turkcell initiated "Correction of decision" against this decision following the notification. On March 24, 2000, Turkcell paid to the Turkish Treasury a sum of $57,163 for ongoing license fees on VAT including interest since April 1998, which excludes ongoing license fees on the education fund and the frequency usage and transmission fees.

     Turkcell has paid the above amount, with a reservation, to the Turkish Treasury and will continue to pay ongoing license fees in respect of VAT collections, subject to a final judgement to be rendered by the Danistay. Turkcell and its legal counsel believe that Turkcell will prevail with respect to the ongoing licence fees on the education fund and frequency usage and transmission fees. Accordingly, Turkcell has not made any provisions in its consolidated financial statements for ongoing license fees on the education fund and frequency usage and transmission fees. There can be no assurance, however, that there will not be an unfavourable ruling in this matter or that such an outcome would not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

     On June 11, 2002, Turkcell initiated an arbitration suit in the International Court of Arbitration of the International Chamber of Commerce ("ICC") against the Turkish Treasury and the Telecommunications Authority, concerning the definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, ICC rendered a decision stating that taxes collected by Turkcell under its tax responsibility should be excluded from the calculation of gross revenue. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of the taxes collected by Turkcell under its tax responsibility that it conflicts with Danistay's previous rulings. Turkcell has appealed this decision.

     Dispute on Additional Ongoing License Fee on Value Added Services and Other Charges

     On November 2, 2000, Turkcell received a notice from the Turkish Ministry stating that certain value-added services, transaction fees, roaming revenue and interest charges for late collections should be included in the determination of the ongoing license fees paid to the Turkish Treasury. The Turkish Treasury informed Turkcell that the ongoing license fees for all such services would be retroactively recalculated from the date of its license agreement and paid to the Turkish Treasury with interest. On December 22, 2000, Turkcell initiated a suit against the Turkish Ministry and the Turkish Treasury to enjoin the Turkish Ministry and the Turkish Treasury from charging Turkcell these fees. On October 20, 2003, Danistay dismissed the case. On February 10, 2004, Turkcell appealed this decision.

     On June 11, 2002, Turkcell initiated an arbitration suit in the ICC against the Turkish Treasury and the Telecommunications Authority, concerning the definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, ICC rendered a decision stating that all the revenue items originating from telecommunication services should be included in the calculation of gross revenue, while the interest charges for late collections should be excluded. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of interest charges for late collections that it conflicts with Danistay's previous rulings. Turkcell has appealed this decision.

     Within the first half of 2004, Turkcell has engaged in discussions with third parties relating to settlement of certain legal proceedings, which include the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues; the dispute on Turk Telekom interconnection fee and the dispute on Turk Telekom infrastructure. Based on ongoing settlement discussions and its management's opinion, Turkcell has accrued TL 257.3 trillion (equivalent to $173,191 as of June 30, 2004) for additional ongoing license fees for certain value-added services, transaction fees incoming roaming revenue and interest charges for late collections, and TL 134.6 trillion (equivalent to $90,576 as of June 30, 2004) for additional ongoing license fees for simcard and outgoing roaming revenues on its consolidated financial statements as of June 30, 2004. Since the simcard and outgoing roaming revenues were not subject to dispute at the previous periods, based on its management and legal counsel's opinion Turkcell has not made any accrual related with these items previously.

     Dispute on Additional Ongoing License Fee on Special Transaction Tax and Stamp Duty

     Turkcell received a notice from the Turkish Treasury stating that special transaction tax and stamp duty should be included in the determination of the ongoing license fees paid to the Turkish Treasury. Turkcell initiated a suit against the Turkish Treasury before the Administrative Court to obtain an injunction. On July 10, 2001, Danistay dismissed the case. On July 17, 2001, the General Assembly of Administrative Courts of Danistay rejected Turkcell's request to obtain an injunction to prevent the Turkish Treasury to collect such fees. On November 19, 2003, the Danistay rendered a decision rejecting the case. Turkcell has appealed the decision.

     On January 5, 2004, ICC rendered a decision stating that taxes collected by Turkcell under its tax responsibility should be excluded from the calculation of gross revenue. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of the taxes collected by Turkcell under its tax responsibility that it conflicts with Danistay's previous rulings. Turkcell has appealed this decision.

     Within the first half of 2004, Turkcell has engaged in discussions with third parties relating to settlement of certain legal proceedings, which include the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues; the dispute on Turk Telekom interconnection fee, and the dispute on Turk Telekom infrastructure.

     Based on ongoing settlement discussions and its management's opinion; Turkcell has accrued TL 60.5 trillion (equivalent to $40,746 as of June 30,
     2004) on its consolidated financial statements as of June 30, 2004 for additional ongoing license fees for special transaction tax and stamp duty.

     Dispute on Additional Ongoing License Fee on Interconnection Revenues

     In December 2000, Turkcell informed the Turkish Treasury that it would no longer include its interconnection revenues in the determination of ongoing license fees paid to the Turkish Treasury as 15% of gross revenues. Effective from March 1, 2001, Turkcell's ongoing license payments made to the Turkish Treasury have been calculated by excluding its interconnection revenues from the gross revenues. Turkcell obtained an injunction from the judicial court on November 2, 2001 allowing it to compute the gross revenue on which the ongoing license fees are to be computed without including interconnection revenues. On October 29, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry, the Telecommunications Authority and the Turkish Treasury. On October 7, 2003, the ICC decided that the interconnection revenues should be included in the calculation of the ongoing license fees paid to the Turkish Treasury. Turkcell filed a suit of annulment against the ICC ruling as per the International Arbitration Code. On April 6, 2004, Ankara 26th Civil Court rejected the case. Turkcell appealed this decision.

     Within the first half of 2004, Turkcell has engaged in discussions with third parties relating to settlement of certain legal proceedings which include the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues; the dispute on Turk Telekom interconnection fee and the dispute on Turk Telekom infrastructure. Although Turkcell did not pay such fees, based on ongoing settlement discussions and its management's opinion, as of June 30, 2004, it has accrued TL 488.2 trillion including interest (equivalent to $328,559 as of June 30, 2004) for the unpaid amounts and included them in the determination of net income.

     Dispute on VAT on Ongoing License Fee

     On December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Turkish Treasury. Accordingly, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TL
     91.4 trillion (equivalent to $61,494 at June 30, 2004) for VAT, which would be offset by a VAT recoverable and would not result in a cash outflow from Turkcell and a total of approximately TL 145.3 trillion (equivalent to $97,766 at June 30, 2004) for penalty. Turkcell applied on March 1, 2003 to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Turkcell's application was accepted and, accordingly, it received amnesty in respect to VAT on the ongoing licence fee. Turkcell and the Tax Office agreed that Turkcell would made payments for the VAT amounts amounting to TL 45.7 trillion (equivalent to $30,747 as of June 30, 2004) covering the period between April 1998 and November 2001 by nine equal instalments between June 30, 2003 and June 30, 2004. By completing the payments in 2003, Turkcell received a discount of TL 4.6 trillion (equivalent to $3,064 as of June 30, 2004).

     Turkcell has begun to make payments for VAT on ongoing license fee with reservation starting from June 2003 and commenced a lawsuit against the Tax Office for the related period. On December 31, 2003, the Tax Court decided that Turkcell would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed to this decision.

     Dispute with Turk Telekom on Payments to the Turkish Treasury and Turkish Radio and Television Institution

     Turk Telekom notified Turkcell on February 14, 2000, that it was modifying the method by which it calculates the interconnection fee that it pays to Turkcell. Turk Telekom believes that it should be permitted to deduct from the revenues used to determine the interconnection fee the 15% fund payment that it pays to the Turkish Treasury and a 2.5% payment that it pays to Turkish Radio and Television Institution (the "TRT"), which is a payment that Turk Telekom was required to make during 2000 only.

     Based on this position, Turk Telekom withheld TL 6.6 trillion (equivalent to $4,442 at June 30, 2004) from the amount it paid to Turkcell for interconnection for the first two months of 2000. On May 4, 2000, Turkcell commenced a first lawsuit against Turk Telekom to recover the TL 6.6 trillion.

     Turk Telekom subsequently notified Turkcell on October 16, 2000 that it was requesting payment for TL 37.5 trillion (equivalent to $25,237 at June 30, 2004) representing the amount Turk Telekom would have deducted from its revenues for the period between March 2000 and September 2000. On October 31, 2000, Turkcell paid Turk Telekom a first instalment of TL 16.0 trillion (equivalent to $10,835 at June 30, 2004) with a reservation. On May 11, 2001, the appeals court ruled that Turk Telekom should be permitted to deduct from its revenues the 2.5% payment that it paid to the TRT for the year 2000 but remanded the decision regarding the 15% fund to the lower court.

     On January 24, 2002, the lower court rendered a decision in line with the appeals court's decision. On March 13, 2002, Turkcell received approximately TL 14.0 trillion (equivalent to $10,092 at payment date and equivalent to $9,439 at June 30, 2004) from Turk Telekom, which was related to the TL 6.6 trillion (equivalent to $4,442 at June 30, 2004) withheld by Turk Telekom, plus interest.

     On November 10, 2000, Turkcell filed a second lawsuit to recover the TL
     16.0 trillion (equivalent to $10,835 at June 30, 2004) paid to Turk Telekom as its first instalment. The appeals court decided in favour of Turkcell with respect to the fund payment. On June 10, 2004, the lower court rendered a decision in line with the appeals court's decision, Turk Telekom has appealed to such decision. Management and legal counsel of the Company are confident that Turkcell will recover the TL 16.0 trillion paid to Turk Telekom with interest.

     Dispute on Turk Telekom Interconnection Fee

     The Turkish Electrical Engineers' Society commenced a lawsuit against Turk Telekom claiming that Turkcell's interconnection agreement with Turk Telekom violates public policy and the provisions of the Turkish Constitution relating to the protection of consumers and the prevention of monopolies and cartels. In October 2000, the court annulled Annex 1-A.1 of Turkcell's interconnection agreement with Turk Telekom, which deals with call tariffs. Although Turkcell was not a party to the lawsuit, its interest has been affected by the decision. On November 20, 2000, Turkcell was informed of the court's decision and received notification from Turk Telekom that all interconnection fees since the acquisition of its license paid by Turkcell to Turk Telekom and by Turk Telekom to Turkcell must be the same to comply with the court's decision and should be retroactively calculated from the date of its license with interest. Turk Telekom made a first claim pertaining to the period extending from the date of its license up to October 2000, and a second up to January 2001. Turkcell initiated two separate lawsuits for each period to cancel Turk Telekom's request until Turkcell agrees with Turk Telekom to replace the cancelled provisions of its interconnection agreement. In November 2001, Turkcell obtained an injunction in the second lawsuit which helps cover both periods. In the first case, the court decided to postpone its decision until the court in the second case renders a final decision. Turk Telekom appealed the decision in the second case. This case has been dismissed and, on March 5, 2003, the court decision communicated to Turkcell. On March 14, 2003, Turkcell has applied for a "Correction of decision" against this decision but Turkcell's request was rejected. On July 3, 2003, Turk Telekom informed Turkcell that the injunction was lifted and it would calculate the sharing of its interconnection revenue with Turkcell on an equal basis. Turk Telekom did not make the monthly interconnection payment to Turkcell due in June 2003, amounting to TL 83.9 trillion (equivalent to $56,421 as of June 30, 2004) to offset the amount against its receivables from Turkcell according to its claim that interconnection revenues should be shared equally. Turkcell has applied to obtain another injunction to cease Turk Telekom's action. On December 17, 2003, the Administrative court rejected Turkcell's appeal. On July 17, 2003, the Ankara Seventh Commercial Court decided that the terms of the Interconnection Agreement should remain in effect until the parties reach a new interconnection agreement. The appeals court annulled the decision of the lower court. Following the decision of the appeals court on May 27, 2004, the lower court dismissed the case on the ground that compliance with decisions of the appeals court is a legal obligation. After the notification of court to Turkcell, the period for Turkcell for application to administrative courts will begin.

     Turkcell concluded the negotiations with Turk Telekom by signing an addendum, which changed some articles of the Interconnection Agreement on September 20, 2003. As the juridical process continues, Turk Telekom initiated a lawsuit with the aim to collect the amount calculated via its claim that interconnection revenues should be shared equally. On November 14, 2003, the Ankara First Commercial Court decided that monthly interconnection payments made by Turk Telekom to Turkcell be ceased with the aim of collection of Turk Telekom's receivable. Accordingly, on December 3, 2003, Turk Telekom informed Turkcell that it has stopped making its monthly interconnection fee payments. Turkcell appealed the decision. On January 29, 2004, the commercial court rendered a decision excluding 30% of monthly interconnection payments made by Turk Telekom from the scope of the previous decision dated November 14, 2003. According to this decision, Turk Telekom would have to pay 30% of its monthly interconnection payments to Turkcell. On March 2, 2004, Turk Telekom appealed this decision but the court rejected Turk Telekom's request.

     In addition to the foregoing, Turk Telekom initiated two separate lawsuit to share interconnection fees equally and requested TL 1,083.2 trillion and TL 490 trillion (equivalent to $728,980 and $329,771 at June 30, 2004 respectively). The respective courts decided the cases should be consolidated with the first case. Furthermore, Turk Telekom initiated another lawsuit on the same grounds in a different court with a payment request of TL 280.1 trillion (equivalent to $188,537 as of June 30, 2004) including interest of TL 35.3 trillion (equivalent to $23,779 as of June 30, 2004).

     Turkcell has deducted the interconnection receivables from Turk Telekom amounting to TL 443.2 trillion (equivalent to $298,286 as of June 30, 2004) from its interconnection receivables on its consolidated financial statements as of June 30, 2004. The balance of TL 95.9 trillion (equivalent to $64,557 as of June 30, 2004), which results from taxes on interconnection receivables, is classified as other current assets. Since Turkcell believes that Turk Telekom's payments are substantially lower than the amounts that should have been paid under the Interconnection Agreement, Turkcell has initiated the necessary legal actions against Turk Telekom for the recovery of its confiscated portion of interconnection receivables. Within the first half of 2004, Turkcell has engaged in discussions with Turk Telekom relating to settlement of dispute on Turk Telekom interconnection fee. Turkcell has accrued TL 788.9 trillion (equivalent to $530,934 at June 30, 2004) including interest on its consolidated financial statements as of June 30, 2004. Turkcell has classified TL 278.5 trillion (equivalent to $187,449 as of June 30, 2004) as other long-term liabilities.

     Dispute on Turk Telekom Transmission Lines Leases

     Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, Turkcell had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, Turkcell paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, Turkcell recorded an accrual amounting to TL 3.0 trillion ($2,034 as of June 30, 2004) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TL 30.1 trillion (equivalent to $20,235 as of June 30, 2004). Turkcell did not agree with the Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, Turkcell initiated a lawsuit against Turk Telekom on the legality of such interest. As of June 30, 2004, Turkcell recorded a provision of TL 13.3 trillion (equivalent to $8,948 as of June 30, 2004) because its management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

     Dispute on National Roaming Agreement

     During the third quarter of 2001, Turkcell was approached by IsTim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and its proposal is technically impossible to apply and commercially unacceptable, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001. According to the Court's decision, the execution of a national roaming agreement between IsTim and Turkcell has been prevented. The Telecommunications Authority and IsTim have appealed the granting of the injunction and the appeals were disapproved in the court trials on February 6, 2003 and February 24, 2003.

     In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry and the Telecommunications Authority. On November 25, 2003, ICC rendered a decision stating that the case is not under its jurisdiction. In January 2004, Turkcell appealed the decision before the Ankara 13th Court of First Instance. On April 6, 2004, the court dismissed the appeal. Turkcell has appealed this decision. Furthermore, Turkcell had previously initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On April 18, 2002, the court decided that the issue is not under its jurisdiction and transferred the case to Danistay. On September 13, 2003, Danistay rejected Turkcell's request of injunction.

     On March 8, 2002, the Telecommunications Authority issued a new regulation regarding procedures and policies related to a national roaming agreement. Two of the most important provisions of the new regulation are Provisional
     Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17, which sets out penalties to be imposed on any party violating the provisions of the new regulation.

     In a letter dated March 14, 2002, the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with IsTim within a 30 day period. On April 8, 2002, Turkcell obtained a precautionary injunction from the Court against the application of the new regulation issued by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. While the ICC proceedings are being pursued Turkcell has initiated a lawsuit before the Danistay, concerning the annulment of these Regulations. On January 23, 2004, ICC rendered a decision stating that the case is not under its jurisdiction. In March 2004, Turkcell appealed the decision before the Ankara 21st Court of First Instance. The case is still pending.

     On June 9, 2003, the Turkish Competition Board (the "Competition Board") decided that Turkcell abused its dominant position by refusing to enter into a national roaming agreement with IsTim, and fined Turkcell by approximately TL 21.8 trillion (equivalent to $14,686 at June 30, 2004). On June 7, 2004, the Competition Board's written decision was communicated to Turkcell. Turkcell initiated a lawsuit requesting the cancellation of the Competition Board's decision. Based on its management and legal counsel's opinion, Turkcell has not recorded any accrual for Competition Board's decision.

     The Telecommunications Authority decided that Turkcell has not complied with its responsibility under Turkish regulations to provide national roaming and fined Turkcell by approximately TL 21.8 trillion (equivalent to $14,686 at June 30, 2004). On April 7, 2004, Turkcell made the related payment. On May 27, 2004, Turkcell commenced a lawsuit against Telecommunications Authority's decision.

     If Turkcell is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

     Investigation of the Turkish Competition Board

     The Competition Board commenced an investigation of business dealings between Turkcell and KVK, in October 1999. The Competition Board decided that Turkcell was disrupting the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined by approximately TL 7 trillion (equivalent to $4,693 as of June 30, 2004) and were enjoined to cease these infringements. The Competition Board's written decision was communicated to Turkcell on June 29, 2003 and Turkcell initiated a lawsuit before Danistay for the injunction and cancellation of the decision. Danistay dismissed the request for injunction and Turkcell appealed this decision. Turkcell has accrued TL 7 trillion (equivalent to $4,693 at June 30, 2004) on its consolidated financial statements as of June 30, 2004.

     Dispute on Collection of Frequency Usage Fees

     On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the "Directorate") regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favour of Turkcell. On March 31, 2003, the Supreme Court notified Turkcell that it has accepted Telecommunications Authority's appeal and annulled the decision of the lower court. The lower court revised its decision in line with the Supreme Court's decision. The decision is final and is not subject to appeal. On April 20, 2004, Turkcell paid TL 145.6 trillion (equivalent to $98,017 as of June 30, 2004) for the frequency usage fees of 2002 including interest through that date with reservation.

     Dispute on the Determination of Items of Gross Revenue

     On June 11, 2002, Turkcell initiated an arbitral proceeding before the ICC against the Turkish Treasury and the Telecommunications Authority to resolve the dispute in respect to the determination of the items to be taken into account in the calculation of gross revenue, which is the base for the calculation of the amounts to be paid to the Turkish Treasury in accordance with Article 8 of the License Agreement. On January 5, 2004, ICC rendered a decision stating that all the revenue items originating from telecommunication services should be included in the calculation of gross revenue, while the taxes collected by Turkcell under its tax responsibility and interest charges for late collections should be excluded. The Turkish Ministry and the Telecommunications Authority filed a challenge to the ICC's decision to annul the decision. On May 20, 2004, the Ankara 20th Civil Court annulled the part of ICC's decision concerning exclusion of the taxes collected by Turkcell under its tax responsibility and interest charges for late collections that it conflicts with Danistay's previous rulings. Turkcell has appealed this decision.

     New Action by Turk Telekom on Basic Unit Price

     In a case filed by Turk Telekom against the Turkish Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Turkish Telecommunications Authority and Turkcell. Article 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its subscribers for calls originating on fixed lines and


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

     terminating on Turkcell's network. Pursuant to the injunction by the Danistay, Turk Telekom has informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment. Turkcell has appealed the Danistay's decision with respect to the injunction received by Turk Telekom. Its appeal has been rejected by General Assembly of Administrative Courts of Danistay. In spite of the injunction obtained from Danistay, for the period between January - April 2003, Turk Telekom has made additional payments with reservation. The case is still pending. Turkcell and its legal counsel believe that it is premature to estimate the outcome of this dispute.

     Investigation of the Telecommunications Authority on International Voice Traffic

     In May 2003, Turkcell has been informed that the Telecommunications Authority had initiated an investigation against Turkcell claiming that Turkcell has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On March 5, 2004, the Telecommunications Authority fined Turkcell by approximately TL 31.7 trillion (equivalent to $21,354 as of June 30, 2004). On April 9, 2004, Turkcell made the respective payment. On June 2, 2004, Turkcell has commenced a lawsuit against the decision of the Telecommunications Authority.

     Dispute on Taxation on Investment Tax Credit

     On July 14, 2003, the Tax Office claimed that Turkcell should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, Turkcell should pay TL 1.8 trillion (equivalent to $1,209 as of June 30, 2004). The Tax Office also imposed a penalty fee of TL 4.3 trillion (equivalent to $2,866 as of June 30, 2004). Management decided not to pay such amounts and initiated a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. On September 10, 2003, Turkcell has initiated a lawsuit in the tax court related with this dispute. On May 12, 2004, the Tax court decided in favor of Turkcell. The Tax office has appealed to this decision. The case is still pending. Management and the legal counsel believe that Turkcell will prevail in this matter.

     Dispute on Turk Telekom Infrastructure

     On December 29, 2001, Turk Telekom notified Turkcell that it has issued a new regulation and increased prices related to infrastructure services that it renders to Turkcell and requested TL 9.0 trillion TL (equivalent to $6,040 as of June 30, 2004) including interest. Turkcell refused to make the payment and Turk Telekom deducted such amount from Turkcell's receivables from Turk Telekom. Turkcell commenced a lawsuit against Turk Telekom before the Ankara First Commercial Court requesting an injunction, annulment of the regulation and collection of the deducted amount from its receivables. On February 27, 2002, the Telecommunications Authority decided that Turk Telekom has no right to regulate the prices of services rendered from its infrastructure on its own. Turk Telekom commenced a lawsuit against this decision before the administrative court. In the first case, the Ankara First Commercial Court decided to postpone its decision until the administrative court in the second case renders a final decision. On March 4, 2004, the administrative court decided to annul the Telecommunications Authority's decision dated February 27, 2002. On May 13, 2004, the Ankara First Commercial Court dismissed the case. Turkcell has appealed to this decision. Within the first half of 2004, Turkcell has engaged in discussions with Turk Telekom relating to settlement of dispute on Turk Telekom infrastructure. Based on ongoing settlement discussions with Turk Telekom, Turkcell management decided to accrue TL 76.3 trillion as of June 30, 2004 (equivalent to $51,359 as of June 30, 2004) related with this dispute.

     Investigation of the Telecommunications Authority on Frequency Fee Payments

     On October 23, 2003, the Telecommunications Authority fined Turkcell claiming that Turkcell has made inadequate annual frequency usage fee payments. The Telecommunications Authority requested TL 16 trillion (equivalent to $10,771 as of June 30, 2004) for principal, an interest charge of TL 10.8 trillion (equivalent to $7,243 as of June 30, 2004) and a penalty of TL 63.4 trillion (equivalent to $42,709 as of June 30, 2004). Management and legal counsel believe that the Telecommunications Authority's decision is due to a misinterpretation of the applicable regulations. On February 20, 2004, Turkcell initiated the legal proceedings for the annulment of the decision. The court has rejected Turkcell's request for injunction for annulment of Telecommunications Authority's decision. The case is transferred to upper court. Turkcell's request for injunction have been also rejected by the upper court. On April 16, 2004, Turkcell paid TL 103.7 trillion (equivalent to $69,816 as of June 30, 2004) including interest through that date regarding the Telecommunication Authority's claim.

     Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

     On September 18, 2003, Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, Turkcell calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to Turkcell a notice, asserting deficiencies in special transaction tax declarations and requesting special transaction tax payment amounting to TL 7 trillion (equivalent to $4,705 as of June 30, 2004) and a tax penalty of TL 9.9 trillion (equivalent to $6,645 as of June 30, 2004). On November 20, 2003, Turkcell has initiated a lawsuit in the tax court related with this dispute. On May 31, 2004, the Tax court decided in favor of Turkcell. The case is still pending. Management and legal counsel believe that Turkcell will prevail in this matter.

     Investigation of the Turkish Competition Board

     The Competition Board initiated an investigation against Turkcell and Telsim, alleging that both companies have abused their dominant position by restricting IsTim and Aycell's entry into market via increasing their call termination rates of interconnection between each other's networks 1.4 cents per minute to 20 cents per minute before IsTim and Aycell entered into the market. The investigation is pending.




(21) Subsequent Events

     (a) On August 12, 2004, capital contributions to Eastasia, which was increased from EUR 13.5 million to EUR 91 million on May 26, 2004, have been fully completed by Turkcell and Ericsson Turkey in proportion to their shares in capital.

     (b) Statutory capital increase of Turkcell from TL 500,000 billion to TL 1,474,639 billion is approved by the Turkish Capital Markets Board on July 15, 2004. Following this approval, Turkcell commenced distributing the bonus shares on July 30, 2004 to its shareholders.

     (c) On September 12, 2004, the GSM license agreement has been signed between Irancell Consortium and the Iranian Authorities. On 26 September 2004, both the Iranian Parliament and Guardian Council ratified that the Agreement concerning the mobile phone network will be effective upon the approval of the Parliament. Accordingly, Irancell must receive the Iranian Parliament's approval prior to the payment of the EUR 300 million of license fee in order to become the second licensed GSM operator in Iran.

     (d) Subsequent to June 30, 2004, the Company engaged in 69 forward transactions to buy USD, with different maturities prior to year-end 2004. The transactions totalled to $119,000. There are no covenant restrictions related with hedging transactions, provided that transactions are authorized and executed pursuant to clearly defined policies and procedures, which provides that the transaction is entered into protect the company from fluctuations in currency values.


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

OPERATING AND FINANCIAL REVIEW FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2004

Overview

         The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated balance sheets as of December 31, 2002 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2003 and the related notes there to included in our annual report on Form 20-F for the year ended December 31, 2003 (the "20-F") and the consolidated balance sheets as of December 31, 2003 and June 30, 2004, and for the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three month and six month periods ended June 30, 2003 and 2004 included herein. The information as of June 30, 2004 and for the three month and six month periods ended June 30, 2003 and 2004 is not audited.

         Certain statements contained below, including information with respect to our plans and strategy for our business, are forward-looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements see "Item 3D. Risk Factors" in our 20-F.

         We were formed in 1993 and we commenced operations in 1994 pursuant to a revenue sharing agreement with Turk Telekom. Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At the same time we entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network. On September 20, 2003, we signed an agreement (the "Amended Agreement") with Turk Telekom amending certain sections of the Interconnection Agreement dated April 24, 1998. As a result of intervention by the Telecommunications Authority, we entered into a new supplemental protocol with Turk Telekom on November 10, 2003, with amended tariffs and tariff adoption procedures.

         Under our GSM license, we pay the Turkish Treasury a monthly amount equal to 15% of our gross revenue, which includes monthly fixed fees and communication fees including taxes, charges and duties paid to the Turkish Treasury. Since June 2004, SIM card sales have been included in the definition of gross revenue and included in the monthly ongoing license fee computations. Under our interconnection agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom's fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on the fixed-line network and terminating on our network. We also have interconnection agreements with Telsim, Aycell, IsTim, Milleni.com and Globalstar pursuant to which we have agreed, among other things, to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours. On October 9, 2003, we also signed a new agreement with Telsim, revising the pricing terms of the interconnection agreement signed on October 4, 2001. However, after the resolution of the Telecommunications Authority on the pricing terms, on November 21, 2003, Telsim and we determined the new pricing terms, which resulted in an amendment on the pricing terms. On September 10, 2003, we entered into an interconnection agreement with Globalstar , which is effective from September 10, 2003. The agreement between Turkcell and Globalstar was concluded on December 11, 2003, with amended tariffs and tariff adoption procedures.

         We commenced construction of our GSM network in 1993. As of June 30, 2004, we have made capital expenditures amounting to approximately $4.1 billion including the cost of our license. As of June 30, 2004, our network coverage area included approximately 100% of the population living in cities of 10,000 or more people, including the 81 largest cities, 923 subprovince centers and a majority of the country's tourist areas and principal intercity highways.

         Our subscriber base has expanded from 63,500 at year-end 1994 to approximately 12.2 million at year-end 2001, 15.7 million at year-end 2002, 19.0 million at year-end 2003 and 20.9 million as of June 30, 2004. The rate of increase in the first six months of 2004 was higher than the same period of 2003 and slower than the first six months of 2002. Taking into account the growth in our subscriber base and lower churn levels in the first half of the year, we expect to achieve higher subscriber growth in nominal terms in 2004 compared to 2003.

         During the first quarter of 1999, we introduced a prepaid mobile service in order to increase penetration and limit credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing or to better control their mobile communication expenses. By June 30, 2004, 15.9 million subscribers had commenced usage of the prepaid service. Average monthly minutes of usage per prepaid subscriber and average revenue per prepaid subscriber tend to be lower than postpaid subscribers. Our average monthly minutes of usage per subscriber has increased 10% to 61.1 minutes for the six month period ended June 30, 2004 from 55.4 minutes for the same period in 2003 mainly due to the favorable effect of the improving macroeconomic environment on consumer sentiment along with volume and segment based campaigns and mass loyalty programs. Our average monthly revenue per user increased 4% to $11.2 for the six month period ended June 30, 2004 from $10.8 for the same period in 2003. Despite the negative impact of legal provisions on revenue, the increase was mainly due to improved consumer sentiment and its impact on usage levels, price increases and the appreciation of TL against US dollars. Together with the improvement in the macroeconomic indicators and improving consumer sentiment and their impact on usage levels, we expect average minutes of usage per subscriber and average monthly revenue per user to improve in 2004 compared to 2003.

         Churn is calculated as the total number of subscribers disconnections during a period as a percentage of the average number of subscribers for the period. Churn refers to subscribers that are disconnected, both voluntary and involuntary. Under our disconnection process, subscribers who do not pay their bills are disconnected from our network, and included in churn, upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. During the year ended December 31, 2003, we disconnected approximately 170,993 additional subscribers for nonpayment of bills and our annual churn rate was 14.5%. For the six month period ended June 30, 2004, we disconnected approximately 67,438 additional subscribers for nonpayment of bills. Our churn rate was 5.5% for the six month period ended June 30, 2004. We have a bad debt provision in our financial statements for such non-payments and disconnections which amounted to $135.9 million and $122.9 million as of December 31, 2003 and June 30, 2004, respectively, which we believe is adequate. Prior to 2003, the majority of disconnections were due to non-payment of bills. However, starting with 2003, the majority of subscriber disconnections were prepaid subscribers' disconnections as a result of the increased number of our prepaid subscribers in our subscriber base. We believe that our churn rate for 2004 will be lower than 2003.


International and Other Domestic Operations

         In 2004, we become a provisional licensee in Iran through our investment in Irancell and we have invested in Digital Cellular Communications, which is located in Ukraine. Our operations in Ukraine commenced during the second quarter of 2004, but the operations in Iran have not commenced yet. For a description and additional information regarding our international and other domestic operations see "Liquidity and Capital Resources - Off-balance sheet arrangements" in this report and "Item 4B. Business Overview - International and Other Domestic Operations" in our 20-F.

Critical Accounting Policies

         For a discussion of our critical accounting policies, please see "Item
5. Operating and Financial Review and Prospects-Critical Accounting Policies" in the 20-F. There have been no material changes in our critical accounting policies since the date of the 20-F.



Revenues

         Our revenues are mainly derived from communication fees, monthly fixed fees, call center revenues and sales of SIM cards. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber's service package. Monthly fixed fees are charged to each postpaid subscriber in a specified amount that varies according to the subscriber's service package, without regard to actual use of our GSM network services. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a subscriber. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated non-consolidated companies. In March 2001, we launched General Packet Radio Services (GPRS) in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP and SMS and Internet applications. GPRS charges to subscribers are based on the amount of data downloaded.

         In June 2003, we commercially launched our new multifunctional mobile service platform under the commercial name "Shubuo." Shubuo provides our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, subscribers are allowed to choose from several service packages each catering to different interest areas including news, finance, football, flirt, city life and music. Subscribers may choose from these services according to their interests and to buy individual packages for a monthly fee. Subscribers receive a fixed number of text messages containing information on the subject they choose and are able to utilize content-rich and personalized mobile internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc.

         We recognize SIM card sales as revenue upon initial entry of a new subscriber into the GSM network, only to the extent of the direct costs associated with providing these services. Excess SIM card sales are, deferred and recognized over the estimated effective subscription contract life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume and tariff pricing.

         As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

         In accordance with the Telecommunications Law, we set our tariffs independently, subject to maximum prices defined by the Telecommunications Authority, which are based on among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. We also notify the Telecommunications Authority at least 7 days before the amendment of any tariff. We raise tariffs from time to time to offset inflation and devaluation of the Turkish Lira ("TL"). We have taken actions to increase revenues, including raising tariffs in February,

April and June 2002, March and December 2003 and May 2004. We also launched a variety of new tariff packages to attract new subscribers. We will continue to monitor the market and the implementation of the price will depend on the competitive, regulatory and macroeconomic environment. We will continue to take the necessary actions to maintain the right balance between our revenue goals and our customers' perception on our price-value relation.

         Although the Amending Law No. 4673, or "the Amending Law", has no specific regulations in case of tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition. On the regulatory side, the Telecommunications Authority implemented the cost-based interconnect tariffing for the telecommunications sector. See "Item 4B-Business Overview-Regulation of the Turkish
Telecommunications Industry" in our 20-F.

         Per the Amended Agreement, effective from September 20, 2003, we charge Turk Telekom a net amount of TL 210,000 (equivalent to $0.14 at June 30, 2004) per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network instead of net amount of basic unit price minus $0.06. As of September 30, 2004, we charge Turk Telekom a net amount of TL 215,333 (equivalent to $0.14 at June 30, 2004). For incoming international calls that are terminated at our network, we were charging Turk Telekom 30% of the international settlement charge, which is transferred by the foreign PSTN and GSM operators to Turk Telekom. Under the Amended Agreement, we charge Turk Telekom 45% of the international settlement charge. On October 11, 2003, the Telecommunications Authority resolved that we will charge TL 178,750 (equivalent to $0.12 at June 30, 2004) per minute for traffic originating on all other mobile operators' networks and terminating on our network effective from September 23, 2003. As of September 30, 2004, we charge Telsim and TT&TIM a net amount of TL 181,165 (equivalent to $0.12 at June 30, 2004) and TL 191,507 (equivalent to $0.13 at June 30, 2004), respectively. Previously, from March 1, 2001, we had charged Telsim a net amount of $0.20 per minute for traffic switched from Telsim to us. We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under this agreement, we charge IsTim a net amount of $0.20 per minute for traffic switched from IsTim to us. We also entered into an interconnection agreement with Aycell on July 19, 2001. We charge Aycell a net amount of $0.20 per minute for traffic switched from Aycell to us. After Aria-Aycell merger under the company name of TT&TIM, we started to negotiate on new interconnection agreement. We entered into an interconnection agreement with Milleni.com in April 2001. Under the interconnection agreement with Milleni.com, we charged Milleni.com a net amount of (euro)0.10 per minute for our network terminated traffic. The business relationship on interconnection between Milleni.Com and us has bilaterally terminated as of June 21, 2004. Under the interconnection agreement with Globalstar, effective from September 10, 2003, we charge Globalstar a net amount of $0.175 per minute for our network terminated traffic. In addition, we charge Globalstar a net amount of $0.03 per SMS.

         During 2001, we were approached by IsTim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority but we were unable to reach an agreement with IsTim and we commenced litigation proceedings to prevent the imposition of an agreement by the Telecommunications Authority. The introduction of national roaming in Turkey could have a negative impact on our revenues. Together with the improvement in the macroeconomic indicators and consumer sentiment, we expect revenues to increase under current macroeconomic projections compared to 2003. For a description of the dispute regarding the national roaming agreement and the risks relating to such dispute, see "Item 3D. Risk Factors" in our 20-F.

Operating Costs

         Direct Cost of Revenues

         Direct costs of revenues include mainly ongoing license fee payments, transmission fees, base station rents, billing costs, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM operators for calls made by our subscribers while outside Turkey, interconnection fees paid to Turk Telekom, Telsim, TT&TIM, Milleni.com and Globalstar and wages, salaries and personnel expenses for technical personnel. Direct costs of revenues also include costs arising from legal disputes, which relates to items included in direct cost of revenues. For a detailed discussion of our legal and arbitration proceedings, see "Item. 8A. Consolidated Statements and Other Financial Information- Legal and Arbitration Proceedings" in our 20-F.

         Under the Amended Agreement, we pay Turk Telekom interconnection fees of TL 50,000 (equivalent to $0.03 at June 30, 2004) per minute for local calls from our network to the Turk Telekom fixed-line network and TL 70,000 (equivalent to $0.05 at June 30, 2004) per minute for non-local calls from our network to the Turk Telekom fixed-line network. As of September 30, 2004, we pay Turk Telekom interconnection fees of TL 53,833 (equivalent to $0.04 as of June 30, 2004) per minute for local calls from our network to the Turk Telekom fixed-line network and TL 75,366 (equivalent to $0.05 as of June 2004) per minute for non-local calls from our network to the Turk Telekom fixed-line network. For international calls originating on our network, we pay Turk Telekom the normal one-unit call charge as outlined in Turk Telekom tariffs in force without any discount. We pay Turk Telekom 70% of the net amount of the normal per-minute call charge, as outlined under Turk Telekom's current tariffs. Prior to September 20, 2003, we paid Turk Telekom interconnection fees of $0.06 per minute for calls to our GSM network, $0.014 per minute for local calls from our network to the Turk Telekom fixed-line network and $0.025 per minute for non-local calls from our network to the Turk Telekom fixed-line network.

         Pursuant to the Amended Agreement signed with Telsim, effective from October 9, 2003, we pay Telsim a net amount of TL 210,000 (equivalent to $0.14 at June 30, 2004) per minute for traffic switched from us to Telsim. However, after the resolution of the Telecommunications Authority on the pricing terms, on November 11, 2003, Telsim and we determined the new pricing terms, which resulted in an amendment in the agreement. Per the Telecommunications Authority resolution, we paid TL 178,750 (equivalent to $0.12 at June 30, 2004) per minute for calls originating on our network and terminating on Telsim's network effective from September 23, 2003. On October 11, 2003, the Telecommunications Authority resolved that we would pay TL 233,750 (equivalent to $0.16 at June 30, 2004) per minute for traffic originating on our network and terminating on other operators' network effective from September 23, 2003. As of September 30, 2004, we pay Telsim and TT&TIM TL 181,165 (equivalent to $0.12 as of June 30, 2004) and TL 250,432 (equivalent to $0.17 as of June 30, 2004), respectively. We entered into an interconnection agreement with IsTim that became effective on March 9, 2001, after the Ministry of Transportation's approval. Under the IsTim interconnection agreement, each party agreed, among other things, to permit the interconnection of its network after the other's network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Under the agreement, we paid IsTim a net amount of $0.20 per minute for traffic switched from us to IsTim.

         We also entered into an interconnection agreement with Aycell on July 19, 2001. Under the agreement, we paid Aycell a net amount of $0.20 per minute for traffic switched from us to Aycell. After Aria-Aycell merger under the company name of TT&TIM, we have been negotiating on new interconnection agreement. Under our interconnection agreement with Milleni.com, each of the parties agreed to provide telecommunications services to each other whereby Milleni.com could convey calls to our switch and we could convey calls to Milleni.com's switch for onward transmission to their destinations. Milleni.com charged us at various prices identified within the scope of the agreement for the calls destined to numerous networks around the globe. The business relationship on interconnection between Milleni.Com and us has bilaterally terminated as of June 21, 2004.

         Under the Globalstar interconnection agreement, we pay Globalstar a net amount of $0.40 per minute up to 500,000 minutes, $0.31 per minute for traffic between 500,000-1,000,000 minutes, $0.25 per minute for traffic between 1,000,000-2,000,000 minutes and $0.20 per minute for traffic after 2,000,000 minutes. In addition, we pay Globalstar a net amount of $0.03 per SMS.

         General and Administrative

         General and administrative expenses consist of fixed costs, company cars, office rent, office maintenance, insurance, consulting, wages, salaries and personnel expenses for non-technical and non-marketing employees and other overhead charges. In addition, while these expenses are generally related to the size of our employee base, the general and administrative expense per employee has decreased over the past three years due to economies of scale. Our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

         Selling and Marketing

         Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, subsidies, wages and salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training and communication expenses.

         The average acquisition cost was approximately $24.0 and $21.6 per new subscriber for the six month periods ended June 30, 2003 and 2004, respectively. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and the special transaction tax and dividing the sum by the gross number of new subscribers for the related period. These costs are recorded as either selling and marketing expense or reduction of revenue in our statements of operations. The average acquisition cost per subscriber in 2004 is expected to remain at levels similar to 2003. However, in case that the average acquisition cost per subscriber increases due to comparatively lower acquisitions, its impact on financials is not expected to be significant.

         The following table shows certain items in our statement of operations as a percentage of revenues.

                                          Six Months ended    Three Months ended
                                              June 30,             June 30,
                                         ------------------   ------------------
                                           2003      2004       2003      2004
                                         --------  --------   --------  --------
Statement of Operations (% of revenue)
Revenues
   Communication fees                       97.1      96.3       97.2      95.8
   Monthly fixed fees                        1.7       1.8        1.7       2.0
   SIM card sales                            0.8       1.1        0.7       1.0
   Call center revenues                      0.3       0.3        0.3       0.3
   Other                                     0.1       0.5        0.1       0.9
Total revenues                             100.0     100.0      100.0     100.0
   Direct cost of revenues                 (64.2)    (72.1)     (62.3)    (89.3)
   Gross margin                             35.8      27.9       37.7      10.7
   General and administrative expenses      (4.6)     (5.0)      (4.7)     (6.3)
   Selling and marketing expenses           (9.9)    (11.3)      (9.9)    (12.7)
Operating income (loss)                     21.3      11.6       23.1      (8.3)

Six month period ended June 30, 2004 compared to six month period ended June 30, 2003 and three month period ended June 30, 2004 compared to the three month period ended June 30, 2003

         We had 20.9 million subscribers, including 15.9 million prepaid subscribers, as of June 30, 2004, compared to 17.2 million subscribers, including 12.5 million prepaid subscribers, as of June 30, 2003. During the first six months of 2004, we added approximately 1.9 million net new subscribers. We added 1.2 million net new subscribers to our network in the second quarter of 2004 compared to 0.9 million net new subscribers for the corresponding period in 2003. Taking into account the growth in our subscriber base and lower churn levels in the first half of the year, we expect to reach higher numbers of new subscribers in the second half of 2004 in nominal terms, compared to the first half of 2004.

         Revenues

         Total revenues for the six month period ended June 30, 2004 increased 26% to $1,351.9 million from $1,074.8 million for the same period in 2003. The increase in revenues is mainly due to the growth in the number of subscribers, increased usage, and tariff increase. Revenue increased 4% to $606.3 million in the second quarter of 2004 from $583.7 million in the corresponding period in 2003 for the same reason.

         Revenues from communication fees for the six month period ended June 30, 2004 increased 25% to $1,302.5 million from $1,043.1 million for the same period in 2003 mainly due to incresased usage, the increase in the subscriber base and the increase in tariffs. Revenues from communication fees increased 2% to $580.7 million in the second quarter of 2004 from $567.2 million in the corresponding period of 2003. The rate of increase in revenue from communication fees for the second quarter was lower than the rate of increase for the six month period because of the impact of additional legal provisions recorded in the second quarter. Communication fees include SMS revenue, which amounted to $162.2 million for the six month periods ended June 30, 2004, $106.2 million for the same period in 2003, $79.7 million for the three month period ended June 30, 2004 and $54.1 million for the three month period ended June 30, 2003. Although the monthly fixed fee in TL remained the same, revenues from monthly fixed fees for the six month period ended June 30, 2004 increased 26% to $24.2 million from $19.2 million for the same period in 2003 as a result of the appreciation of TL against US dollars. In addition, monthly fixed fees increased 21% to $12.3 million in the second quarter of 2004 from $10.2 million in the second quarter of 2003. SIM card revenues for the six month period ended June 30, 2004 increased 78% to $14.8 million from $8.3 million for the same period in 2003. SIM card revenues increased 63% to $6.5 million in the second quarter of 2004 from $4.0 million in the second quarter of 2003.


         Direct cost of revenues

         Direct cost of revenues increased 41% to $974.3 million for the six month period ended June 30, 2004 from $690.2 million for the same period in 2003 mainly due to the increase in revenue-based costs such as the ongoing license fee paid to the Turkish Treasury and additional legal provisions related to the disputes with Turk Telekom and Turkish Treasury. For the same reason, direct cost of revenues increased 49% to $541.3 million in the second quarter of 2004 from $363.6 million in the second quarter of 2003.

         Ongoing license fees paid to the Turkish Treasury increased 91% to $366.1 million for the six month period ended June 30, 2004 from $191.9 million for the same period in 2003 due to additional legal provisions, the increase in revenues and the appreciation of TL against US dollars. We provisioned an additional $122 million for the Treasury Share dispute for the second quarter of 2004.

For the same reasons, ongoing license fees increased 119% to $228.6 million in the second quarter of 2004 compared to $104.3 million in the second quarter of 2003. Interconnection costs decreased 1% to $112.4 million for the six month period ended June 30, 2004 from $113.5 million for the same period in 2003. Interconnection costs decreased 24% to $48.7 million in the second quarter of 2004 from $63.7 million in the second quarter of 2003 mainly due to the effect of legal provisions recorded in the second quarter of 2004.

         Transmission costs, site costs, information technology, network maintenance expenses and infrastructure cost increased approximately 94% to $103.6 million for the six month period ended June 30, 2004 from $53.5 million for the same period in 2003 mainly due to expense charged related with Turk Telekom infrastructure dispute, appreciation of TL against US dollars and reversal of an accrual in the second quarter of 2003 by $10.2 million. In accordance with the settlement discussions made with Turk Telekom on Turk Telekom infrastructure dispute, we have expensed $36.4 million in the second quarter of 2004. In addition, we had provided an accrual related with transmission costs as of December 31, 2002 based on our best estimate at the time, whereas the amount actually invoiced was below our expectation. For the same reason, those expenses increased 166% to $68.3 million in the second quarter of 2004 from $25.7 million in the same period of 2003. In addition, uncapitalizable antenna site costs and expenses increased 52% to $57.1 million for the six month period ended June 30, 2004 from $37.5 million for the same period in 2003 mainly due to increase in radio network operations increase in radio rent expenses under the renewed rent agreements and the appreciation of TL against US dollars. For the same reasons, uncapitalizable antenna site costs and expenses increased 38% to $29.3 million for the second quarter of 2004 from $21.3 million for the second quarter of 2003.

         Roaming expenses increased 40% to $23.8 million for the six month period ended June 30, 2004 from $17.0 million for the same period in 2003, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, primarily reflecting better economic conditions. For the same reason, roaming expenses increased 57% to $12.1 million in the second quarter of 2004 from $7.7 million in the second quarter 2003.

         Billing costs increased 34% to $13.5 million for the six month period ended June 30, 2004 from $10.1 million for the same period in 2003 mainly due to the appreciation of TL against US dollars and increase in postage fees. For the same reasons, billing costs increased 28% to $6.8 million in the second quarter of 2004 from $5.3 million in the second quarter of 2003.

         Depreciation and amortization charges slightly increased 1% to $211.6 million for the six month period ended June 30, 2004 from $210.0 million for the same period in 2003. Depreciation and amortization expenses increased 2% to $107.1 million for the second quarter in 2004 from $104.9 million for the second quarter in 2003. The amortization expense for our GSM license was $10.0 million for the first six month period ended 2004 and 2003.

         The cost of SIM cards sold increased 6% to $17.7 million for the six month period ended June 30, 2004 from $16.7 million for the same period in 2003. The cost of SIM cards sold increased 1% to $9.5 million for the second quarter of 2004 from $9.4 million for the second quarter of 2003.

         Wages, salaries and personnel expenses for technical personnel increased 64% to $46.3 million for the six month period ended June 30, 2004 from $28.2 mainly due to the appreciation of TL against US dollars, periodic increase in salaries and increase in headcount. For the same reasons, wages and salaries and personnel expenses for technical personnel increased 51% to $22.0 million for the second quarter of 2004 from $14.6 million for the second quarter of 2003.

         As a percentage of revenue, direct cost of revenues increased to 72% for the six month period ended June 30, 2004 from 64% for the same period in 2003 mainly due to additional legal provisions. In addition, as a percentage of revenue, direct cost of revenues increased to 89% for the second quarter of 2004 from 62% for the second quarter of 2003.

         Gross profit decreased to $377.6 million for the six month period ended June 30, 2004 from $384.6 for the same period in 2003 mainly due to additional legal provisions reflected on the revenues and direct cost of revenues. For the same reason, gross profit decreased to $65.0 million for the second quarter of 2004 from $220.1 million for the second quarter of 2003.


         General and administrative expenses

         General and administrative expenses increased 38% to $67.5 million for the six month period ended June 30, 2004 from $48.8 million for the same period in 2003, mainly due to the impact of early extinguishment of Cellco debt, one time fees paid for the Iran GSM license tender and the appreciation of TL against US dollars. General and administrative expenses increased 44% to $38.2 million in the second quarter of 2004 from $26.6 million in the second quarter of 2003. As a percentage of revenues, general and administrative expenses remained stable at 5% for both of the six month periods ended June 30, 2004 and 2003. In addition, as a percentage of revenues, general and administrative expenses increased to 6% for the three month periods ended June 30, 2004 compared to 5% for the same period in 2003.

         During 2004 and 2003, we have invested in the 12.75% Senior Notes, issued by Cellco. The nominal value and amortized cost of such bonds amounted to $65.0 million and $73.1 million, respectively. Reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The difference between the reacquisition price and net carrying amount of Cellco bonds amounting to $8.1 million is recorded in general and administrative expenses.

         Bad debt expenses decreased 22% to $7.1 million for the six month period ended June 30, 2004 from $9.1 million for the same period in 2003, mainly due to improved collection activities such as credit scoring, a new option whereby subscribers can make payments under an installment plan and new collection channels and improvement in the legal follow-up system to decrease fraud. Although improved collection activities have led to decrease in the first quarter of 2004, bad debt expenses increased to $7.1 million in the second quarter of 2004 from $0.7 million in the second quarter of 2003 mainly due to decreasing effects of collection activities. We provided an allowance for doubtful receivables identified based upon past experience in our consolidated financial statements.

         In the first quarter of 2004, Turkcell made a payment to BNP Paribas relating to the GSM license tender on behalf of Irancell. According to the tender conditions, the Irancell Consortium (the "Consortium") that acquires the license will pay the consultancy fees of BNP Paribas (which acts as the consultant to the Iranian Authorities). In the first quarter of 2004, we paid such consultancy fees and charged $8.9 million to general and administrative expenses.

         Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 83% to $17.9 million for the six month period ended June 30, 2004 from $9.8 million for the same period in 2003 mainly due to increase in headcount, the appreciation of TL against US dollars and periodic increase in salaries. For the same reasons, these expenses increased 64% to $8.7 million for the second quarter of 2004 from $5.3 million for the second quarter of 2003.

         Selling and marketing expenses

         Selling and marketing expenses increased 43% to $153.0 million for the six month period ended June 30, 2004 from $106.8 million for the same period in 2003, mainly due to the prepaid subscribers' frequency usage fees, increased sponsorships and the appreciation of TL against US dollars. For the same reason, selling and marketing expenses increased 33% to $77.0 million in the second quarter of 2004 from $57.7 million in the second quarter of 2003. As a percentage of revenues, selling and marketing expenses were 11% and 10% for the six month periods ended June 30, 2004 and 2003, respectively. In addition, as a percentage of revenues, selling and marketing expenses increased to 13% for the second quarter of 2004 from 10% for the same period in 2003. We expect our selling and marketing expenses to increase. However, we aim to keep it stable as a percentage of revenues.

         Total postpaid advertising, market research, product management, public relations and call center expenses increased 55% to $34.8 million for the six month period ended June 30, 2004 from $22.4 million for the same period in 2003 mainly due to the increased corporate and social sponsorships. For the same reason, total postpaid advertising, market research, product management, public relations and call center expenses increased 58% to $19.9 million in the second quarter of 2004 from $12.6 million in the second quarter of 2003.

         Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 50% to $71.5 million for the six month period ended June 30, 2004 from $47.8 million for the same period in 2003. The increase in 2004 stemmed mainly from the increase in prepaid subscribers' frequency usage fees. See "Item 8A. Consolidated Statements and Other Financial Information-Legal and Arbitration Proceedings" in our 20-F. For the same reasons, total prepaid advertising, market research, product management and public relations expenses increased 28% to $33.6 million in the second quarter of 2004 from $26.2 million in the second quarter of 2003.

         Activation fees slightly decreased 3% to $13.4 million for the six month period ended June 30, 2004 from $13.8 million for the same period in 2003. Of the total dealer activation fees for the six month period ended June 30, 2004, for the six month period ended June 30, 2003, for the three month period ended June 30, 2004 and for the three month period ended June 30, 2003, $8.5 million, $11.0 million, $4.4 million, $6.0 million were for prepaid activations, respectively.

         Wages, salaries and personnel expenses for selling and marketing employees increased 41% to $17.5 million for the six month period ended June 30, 2004 from $12.4 million for the same period in 2003 mainly due to the appreciation of TL against US dollars and periodic increase in salaries. Wages, salaries and personnel expenses for selling and marketing employees increased 30% to $8.2 million in the second quarter of 2004 from $6.3 million in the second quarter of 2003.

         Operating income

         Operating income decreased 31% to $157.1 million for the six month period ended June 30, 2004 from $229.0 million for the same period in 2003, mainly due to the increase in our direct cost of revenues, general and administrative expenses and selling and marketing expenses. Operating loss was $50.1 million in the second quarter of 2004 compared to operating income $135.8 million in the second quarter of 2003 mainly due to the impact of additional legal provisions reflected on the revenues and direct cost of revenues.

         Interest income (expense), net

         Interest expense net of interest income decreased 99% to $1.6 million for the six month period ended June 30, 2004 compared to $119.8 million for the same period in 2003. The decrease in net interest expense was mainly due to the effect of legal provisions recorded in the second quarter of 2004, repayment of the principal portion of loans made during 2003 amounting to $673.5 million and increase in average time deposited cash balance. Interest expense related to the legal provisions decreased to $30.7 million for the six month period ended June 30, 2004 from $87.8 million for the six month period ended June 30, 2003. In addition interest expense related to the principal repayments of the loans decreased to $35.9 million for the six month period ended June 30, 2004 from $61.2 million for the six month period ended June 30, 2003. For the same reasons, net interest income was $39.0 million in the second quarter of 2004 compared to $59.6 million interest expense, net for the same period in 2003.

         Translation loss

         We recorded a translation gain of $8.7 million for the six month period ended June 30, 2004, compared to a translation loss of $53.6 million for the same period in 2003. Translation gain experienced for the six month period ended June 30, 2004 stemmed from the devaluation of the TL against the US dollar for the six month period ended June 30, 2004 compared to translation loss experienced for the same period in 2003 mainly due to the appreciation of TL against US dollars for the six month period ended June 30, 2003. As we recorded significant accruals against legal disputes in our balance sheet, and nearly all of the accruals are in terms of TL, the devaluation of TL resulted in a translation gain. For the same reason, we recorded $28.9 million translation gain in the second quarter of 2004 compared to translation loss $52.5 million in the second quarter of 2003.

         Income tax benefit (expense)

         Income tax benefit for the six month period ended June 30, 2004 was $37.5 million and $40.7 million for the same period in 2003. We establish valuation allowances in accordance with the provisions of SFAS No. 109. We continually review the adequacy of the valuation allowance based on changing conditions in the market place in which we operate and our projections of future taxable income, among other factors. We forecast taxable income in 2004 and onwards have generated taxable income for eight consecutive quarters. We believe that subsequent to the conclusion of the war in Iraq during our second quarter 2003 and the limited impact it has had on the economic situation in Turkey, the economic and political uncertainties surrounding us have become less uncertain and provided us better visibility about the near term future. Further, economic and political situation in Turkey became more stable and there are positive expectations about the near term future. In addition, the interconnection agreement with Turk Telekom has been revised in late 2003. We believe that these matters also provide us better visibility about the near term future. As a result, we concluded that it was more likely than not that the deferred tax assets of $537.6 million were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Accordingly, we believe a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $11.8 million is recorded as of June 30, 2004 (December 31, 2003: $11.0 million) for such amounts. The valuation allowance at December 31, 2003 and June 30, 2004 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. We believe that it is more likely than not the net deferred tax asset of approximately $537.6 million as of June 30, 2004 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. We will continue to evaluate the realizability of our deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

         Equity in net income of unconsolidated investees

         Our share of the net income of unconsolidated investees was $16.4 million for the six month period ended June 30, 2004 compared $6.5 million for the same period in 2003. The increase in net income of unconsolidated investees was mainly due to an increase in Fintur's net income to $39.5 million for the six month period ended June 30, 2004 from $15.6 million for six month period ended June 30, 2003. Net income of unconsolidated investees was $8.5 million in the second quarter of 2004 compared to $4.3 million in the same quarter of 2003.

         Net income

         Net income increased to $222.6 million for the six month period ended June 30, 2004 compared to net income of $112.7 million for the same period in 2003. The increase was mainly due to the decrease in interest expense and increase in interest income for the six month period ended June 30, 2004 compared to the same period in 2003. Mainly due to the same reasons, net income was $96.4 million in the second quarter of 2004 compared to a net income of $73.2 million in the second quarter of 2003.

Taxation Issues in Telecommunications Sector

         On August 1, 2004 certain provisions of the Special Communication Tax Law were amended. In particular, the Special Communications Tax of TL 20.0 million that was imposed on new subscribers that transfer from one mobile operator to another, has been abolished. In addition, Turk Telekom has started to calculate 15% of special communication tax on interconnect invoices and subscriber invoices.

         Effective from January 1, 2004, a one time license fee, which is paid once for each handset purchased by the subscriber, increased to TL 8.9 million (equivalent to $5.96 at June 30, 2004) from TL 6.9 million (equivalent to $4.64 at June 30, 2004).

         For a discussion of Turkish Tax legislation on telecommunications revenues, please see "Item 5A. Operating Results-Taxation Issues in Telecommunications Sector" in the 20-F. Other than as disclosed herein, here have been no material changes in the taxes imposed on telecommunications services since the date of the 20-F.


Investment Incentive Certificates

         In 1993, 1997, 2000, and 2001, the Under Secretariat of the Treasury approved investment incentive certificates for a program of capital expenditures by us and our subsidiaries in our mobile communications operations and call center operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions are subject to withholding tax at the rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). As of June 30, 2004, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4.2 billion in qualifying expenditures as defined in the certificates. As of June 30, 2004, we had unused tax credit carryforwards under the certificates of approximately $336.3 million ($343.0 million as of December 31, 2003) which can be carried forward indefinitely. The certificates are denominated in TL. However, approximately $0.6 billion of qualifying expenditures through June 30, 2004 ($2.1 billion as of December 31, 2003) under the certificates is indexed against future inflation.

         Law No. 4842, which made changes in certain taxation matters, was announced on April 24, 2003. For a discussion of these changes, see "Item 5A. Operating Results" in the 20-F.

Capital Transactions

         On June 23, 2004, our board of directors decided that Turkcell's statutory paid-in capital should be increased from TL 500 trillion to TL 1,474.6 trillion by adding TL 118.1 trillion out of the total dividend for the year 2003 and the statutory capital inflation adjustment (included in the financial statements prepared in accordance with the accounting standards promulgated by the Turkish Capital Markets Board) amounting to TL 856.5 trillion for 2003. The Turkish Capital Markets Board approved the share capital increase on July 15, 2004 and the distribution of bonus shares commenced on July 30, 2004. This statutory capital increase was affected as stock split in our consolidated financial statements prepared in accordance with US GAAP. As a result of the aforesaid transactions we issued 974,639,361,000 new shares. Accordingly, all share amounts and per share figures reflected in our historical financial statements have been retroactively restated.

Effects of Inflation

         The annual inflation rates in Turkey were 29.7% and 18.4% for the years ended December 31, 2002 and 2003, respectively, based on the Turkish consumer price index. Annual inflation rates were 8.9% as of June 30, 2004 and 29.8% for the same period in 2003. With the help of tight monetary policy followed by the Central Bank of Turkey and 6.5% target primary budget balance required by the IMF program, inflation has decreased to single digit numbers. The current inflation target set by the Central Bank of Turkey is 12% for 2004 and 8% for 2005. The year end expectations are 10.5%, which is reflected in a Central Bank of Turkey survey issued on September 22, 2004. With adherence to the IMF program and implementation of structural reforms, inflation could be decreased to single digits, which has not been the case in Turkey for a long period of time. For additional information about the effects of inflation, see "Item 3A. Selected Financial Data - Exchange Rate Data" and "Item 3D. Risk Factors" in our 20-F.

New Accounting Standards Issued

         In March 2004, Emerging Issues Task Force ("EITF") reached a consensus on EITF 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF 03-01 provides guidance for assessing other-than-temporary impairment. That proposed guidance would apply to investments accounted for under the cost method or the equity method, investments classified as either available-for-sale or held-to-maturity under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (including individual securities and mutual funds). Certain conditions of EITF 03-01 have been delayed with the FASB Staff Positions, which are proposed on September 15, 2004. Those proposed FASB Staff Positions delay the effective date of certain conditions of EITF 03-01 until new implementation guidance is issued. The adoption of EITF 03-01 does not have a material effect on our consolidated financial statements.

Liquidity and Capital Resources

         Liquidity

         We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by a finance vehicle, Cellco Finance N.V. ("Cellco"), which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999, and a rights issue. As of June 30, 2004, total net outstanding payables related to the Cellco transaction was $335 million. During 2003 and 2004, we have purchased Cellco notes with a nominal value of $65 million. Reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140 and netted against outstanding payables.

     Summary of our consolidated cash flows for the six month periods ended June 30, 2004 and 2003 are as follows:

(In millions of USD)                                        2003          2004
                                                            ----          ----
Net cash provided by operating activities                   419.6         318.1
Net cash used for investing activities                     (115.7)       (198.6)
Net cash provided by (used for) financing activities       (254.2)        120.4
                                                           ------        ------
Net cash increase                                            49.7         239.9
                                                           ======        ======


         The net cash provided by our operating activities for the six month period ended June 30, 2004 and 2003 amounted to $318.1 million and $419.6 million, respectively. The decrease in 2004 was primarily due to the net effect of payments with respect of litigations and increase in revenues in 2004.

         The net cash used for investing activities for the six month periods ended June 30, 2004 and 2003 amounted to $198.6 million and $115.7 million, respectively. Total investments in investees amounted to $168.1 million as of June 30, 2004 compared to $136.6 million as of June 30, 2003.

         For the six month period ended June 30, 2004, we spent approximately $198.6 million for capital expenditures compared with $89.7 million for the same period in 2003. Increase in capital expenditures was mainly due to the effect of the acquisition of DCC. In line with the need of additional capacity, we decided to increase total capital expenditures budget approximately up to $300.0 million by the end of 2004 for purchase of additional infrastructure equipment. This was mainly due to improved subscriber base and profile, which resulted in higher voice and data usage.

         The net cash provided by financing activities for the six months period ended June 30, 2004 amounted to $120.4 million and the net cash used for financing activities for the six month period ended June 30, 2003 amounted to $254.2 million. As of June 30, 2004, $808.4 million was outstanding as short-term and long-term borrowings. We also entered into lease agreements in the amount of $76.3 million with various leasing companies ($64.7 million for our headquarters and other real estate, $3.6 million for computers installed at the building, office equipment and company cars and $8.0 million for a central betting system).

         We have invested in the 12.75% Senior Notes due August 1, 2005 issued by Cellco, in the total nominal amount of $2.0 million in 2003 and another $63 million in 2004 and will hold the bonds till maturity. Reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140.

         Since the beginning of 2004, we have fully drawn down additional borrowings of $100 million from Akbank in February 2004 and $100 million from Garanti in March 2004. Both facilities will be repaid in three years. During the second quarter of 2004, we have fully drawn the Syndicated Murabaha facility arranged with Islamic Development Bank ("IDB") and HSBC Bank AS. ("HSBC"). The facility became effective on January 16, 2004 with the final drawdown made on June 16, 2004. This facility has maturity of two years from each drawdown.

Off-balance sheet arrangements

         Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions), under which a company has:

         o     provided guarantee contracts;

         o     retained or contingent interests in transferred assets;

         o     any obligation under derivative instruments classified as equity;
               or

         o any obligation arising out of material variable interests in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

         We have signed a shareholders agreement with the other shareholders of Digital Cellular Communication ("DCC"), our Ukrainian subsidiary, on April 2, 2004. Under the shareholders agreement, we have provided a financial assistance guarantee pursuant to which we agreed to arrange at least $150 million of financing for DCC prior to 2006. We have fulfilled approximately $132 million of this financial assistance guarantee by acting as the guarantor of vendor financing agreements with Nokia Corporation and Ericsson AB.

         Irancell (of which Turkcell has an effective 51% interest) has been selected as the "Licensee" to be authorized to build and operate a nationwide GSM network in Iran and provide GSM services to the Iranian market. The GSM license agreement has been signed on September 12, 2004 between the

Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and Guardian Council ratified that the agreement concerning the mobile phone network will be effective upon the approval of the Parliament. Accordingly, Irancell must receive the Iranian Parliament's approval prior to the payment of the EUR 300 million of license fee in order to become the second licensed GSM operator in Iran. It should be noted that Irancell is in the progress of formation. Once Irancell is formally established and the license will be awarded to Irancell, Irancell will be required to pay an initial upfront fee of EUR 300 million and an ongoing license fee based on a percentage of the greater of the precommitted gross revenue or the actual gross revenue, whichever is greater.

         As a condition of its GSM license bid, the Consortium was obliged to provide a bid bond amounting to 263,000,000,000 Iranian Rial (equivalent to $24.2 million at June 30, 2004), which was approximately equal to EUR 25 million at the date of issuance, to the Iranian Authorities. This bid bond was issued by Bank Saderat under a Deutsche Bank AG counter-guarantee on February 8, 2004 and was underwritten by us. The maturity of the bid bond was originally August 7, 2004. Since Irancell has not been established as of August 7, 2004, the maturity was extended by Bank Saderat under Deutsche Bank AG counter-guarantee until November 7, 2004.

         The Consortium was also obliged to give a payment guarantee amounting EUR 300 million, which is equivalent to the upfront license fee. The guarantee becomes effective when the license is formally awarded to Irancell. We have guaranteed a EUR 210 million (equivalent to $255.4 million at June 30, 2004) portion of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas. The payment guarantee was issued on March 5, 2004, with an initial maturity of September 7, 2004. Since the Irancell was not established as of September 7, 2004, maturity of the payment guarantee has been extended until December 7, 2004.

         The remaining guarantees that we have provided to third parties are set put in the contingent liabilities table below.

         As of June 30, 2004, we have entered into purchase contract in relation advertising services, the value of which amounted to $25 million. In addition, we routinely enter into operating leases for property and equipment in the normal course of business. At June 30, 2004, there were no commitments and contingent liabilities in material amounts arising from such operating leases.



         Contractual Obligations and Commercial Commitments

         The following table illustrates our major contractual obligations and commitments as of June 30, 2004.

(US$ Million)                                            Payments due by period

Contractual Obligations               Total   Less than 1 year   1-3 years   4-5 years   After 5 years
                                      -----   ----------------   ---------   ---------   -------------
Long-Term Borrowings                  765.3        134.6           630.7         -             -
Capital Lease Obligations              20.5         14.7             5.8         -             -
Purchase Obligations                  109.0         10.0            99.0         -             -
     Advertising services              20.0         10.0            10.0         -             -
     GSM Equipment                     89.0           -             89.0         -
Total Contractual Cash Obligations    894.8        159.3           735.5       0.0           0.0

         Purchase obligations in relation to advertising services arise due to the "Amended Framework Agreement" signed with Asli Gazetecilik on May 30, 2004, extending the terms of the agreement until December 31, 2005, and in accordance with the amended agreement, we paid $5.0 million on June 18, 2004 and $2.5 million on September 30, 2004. Purchase obligations in relation to GSM equipment arise from GSM equipment supply and service contract signed by Astelit. Astelit, which is a 99% subsidiary of DCC, has signed vendor financing agreement with Ericsson AB and Ericsson Credit AB; amounting to $89.0 million on June 30, 2004, under which Astelit acquired the right to receive mobile telecommunication equipments and installation and implementation services of these equipment from Ericsson AB and Ericsson Credit AB has agreed to make available credit facilities to Astelit in respect of payments due under this purchase contract. We have guaranteed 55% of the contract amount plus 55% of interest and costs in case of non-payment by Astelit.

         Subsequently on July 12, 2004 Astelit has also signed vendor financing agreement with Nokia Corporation and ABN Amro NV amounting to EUR 125 million (equivalent to $152.0 million at June 30, 2004), under which Astelit acquired the right to receive GSM 1800 equipment, software and services from Nokia Corporation and ABN Amro NV has agreed to make available credit facilities to Astelit in respect of payments due under this purchase contract. We have guaranteed 55% of the contract amount plus 55% of interest and costs in case of non-payment by Astelit.

         On September 15, 2004, we issued two bonds on behalf of ADD Production Medya A.S. with maturity date of July 1, 2006 amounting to $8.0 million pursuant to the sponshorship agreement with Besiktas Jimnastik Kulubu.


         Related Party Transactions

         For a discussion of our transactions with related parties see "Item 7B. Related Party Transactions" in our 20-F. There have been no material changes in our related party transactions since the date of our 20-F.

         Contingent Liabilities

         The following table illustrates our major contingent liabilities as of June 30, 2004.

                                                 Amount of contingent liability expiration per period
                                                         Remaining
                                                         commitment
USD million                               Total amount   at June,30   Less than 1   1 - 3   4 - 5   Over 5
                                            committed      2004          year       years   years   years
                                            ---------      -----         ----       -----   -----   -----
Guarantees
Irancell                                      279.6        279.6         279.6         -       -       -

     Iranian Authorities                      255.4        255.4         255.4         -       -       -
     Iranian Authorities                       24.2         24.2          24.2         -       -       -
Digital Platform                               87.2         32.2          22.0       10.2      -       -
     BNP - Brussels (Buyer Credit)             50.2         24.3          17.0        7.3      -       -
     BNP - Brussels (Financial Loan)            8.2          0.8           0.8         -       -       -
     BNP - Hungary (Buyer Credit)              11.7          5.8           2.9        2.9      -       -
     BNP - Hungary (Financial Loan)             1.9          0.4           0.4         -       -       -
     Websterbank - USA                          1.2          0.2           0.2         -       -       -
     HSBC - Istanbul Main Branch               14.0          0.7           0.7         -       -       -
Hobim                                           0.1          0.1           0.1         -       -       -
     BNP AK Dresdner (Financial Leasing)        0.1          0.1           0.1         -       -       -


         We have contingent liabilities in respect of bank letters of guarantee obtained from Yapi Kredi and given to the Telecommunications Authority amounting to $5.0 million, and customs authorities, private companies and other public organizations amounting to $33.3 million. In addition, as of June

30, 2004, we are contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $0.7 million.

         As a condition of its GSM license bid, the Consortium was obliged to provide a bid bond amounting to 263,000,000,000 Iranian Rial (equivalent to $24.2 million at June 30, 2004), which was approximately equal to EUR 25 million at the date of issuance, to the Iranian Authorities. This bid bond was issued by Bank Saderat under Deutsche Bank AG counter-guarantee on February 8, 2004 and was underwritten by us. The maturity of the Bid Bond was originally August 7, 2004. Since Irancell was not established as of August 7, 2004, the maturity was extended by Bank Saderat under Deutsche Bank AG counter-guarantee until November 7, 2004..

         Under the terms of the license, Irancell will be required to pay an ongoing license fee based on a percentage of the greater of the precommitted gross revenue or the actual gross revenue, whichever is greater.

         Additionally, the Consortium was also obliged to provide a payment guarantee amounting EUR 300 million, which is equivalent to the upfront license fee. The guarantee becomes effective when the license is formally awarded to Irancell. We have guaranteed a EUR 210 million (equivalent to $255.4 million at June 30, 2004) portion of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas. The payment guarantee was issued on March 5, 2004 with an initial maturity of September 7, 2004. Since Irancell was not established as of September 7, 2004, maturity of the payment guarantee has been extended until December 7, 2004.

         Guarantees given for Digital Platform are related to loans for set-top box, head-end and uplink imports and working capital financing used from the respective banks.

         Guarantees given for Hobim are related to financial leasing agreements made with the respective lessor.

         We have signed a shareholders agreement with the other shareholders of DCC on April 2, 2004. Under the shareholders agreement, we have provided a financial assistance guarantee pursuant to which we agreed to arrange at least $150 million of financing for DCC prior to 2006. We have fulfilled approximately $132 million of this financial assistance guarantee by acting as the guarantor of vendor financing agreements with Nokia Corporation and Ericsson AB.

         Liquidity Outlook

         Under the current assumptions and circumstances, we expect Turkcell to generate sufficient cash to maintain its strong cash position and positive free cash flow in the business. According to our current business plan, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network through our operating cash flow, our strong cash balance as of June 30, 2004 and certain financing transactions we have completed in the first half of 2004.

         The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this MD&A.

         The important factors that may adversely affect our projections are; general economic conditions, change in the competitive environment, developments in the domestic and international capital markets, investments, changes in telecommunication regulations and the ongoing legal cases.

         General Economic Conditions

         With the support of the encouraging outlook of the economy and the positive consumer sentiment in the market, Turkcell is expected to maintain its net cash generation trend to be sustained. Turkish Government's efforts to engage in a new economic program with IMF lasting until 2007, acceptance of Turkey for membership negotiations with the European Union ("EU"), recovery in the purchasing power in line with the developments such as GDP growth, decreasing inflation in line with government targets, improved distribution of wealth and growing young and technology oriented population are projected to expand the GSM penetration in the market.

         However, any change in the above stated factors including structure of the current competition might create additional cash need for Turkcell.

         Loans

         During the second quarter of 2004, we have fully utilized the Syndicated Murabaha facility, arranged by IDB and HSBC. This facility has a maturity of two years from each drawn down date and was used to finance network equipment purchases in 2004. This agreement was signed on January 16, 2004 and the facility has been utilized completely as of 16 June 2004. Our aim was to diversify our international investor base and lower our borrowing costs on an unsecured basis.

         In the first quarter of 2004, we obtained an additional $200 million from Akbank and Garanti Bank, $100 million from each with maturities of three years. These facilities provided us further financial flexibility for equity injections to be made to our foreign investment and possible payments to be made related with legal disputes. Meanwhile, we were able to extend the maturity of our loan portfolio while lowering our total borrowing costs through these local bilateral facilities.

         Also on October 30, 2003, Yapi Kredi has committed to provide a cash loan facility, with market rates available at our future drawdown, up to $150 million to us over the next twelve months. As part of our risk management strategy, we always monitor and consider contingency financing alternatives in line with our business plans.

         We believe that our cash from operations will be sufficient to fully fund our business plan through in the remaining two quarters of 2004, which includes the repayment of approximately $37.0 million in debt principal and interest obligations. Based on our debt repayment schedule, and our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector pending litigation costs, and domestic and international investments and partnerships obligations, we do not foresee any funding gap in 2004.

         We continously monitor and examine financing opportunities to improve the our financial condition and performance. Depending on the availability in both domestic and international debt and capital markets, we may continue to look for new financing alternatives for both restructuring and contingency purposes. We maintain our focus on strategies that lower the weighted average cost of total borrowing and extend the maturity of outstanding borrowings. We are reviewing the domestic loan alternatives of either extending the existing facilities or by obtaining additional domestic debt. We are watching international debt markets for possible long term club deal or syndication. In addition, we are continuously evaluating the fixed income financing instruments along with all other debt and capital market instruments for any contingency funding.

         We cannot assure you that we will be able to obtain any of this additional financing on terms that are satisfactory to us, or at all. If for any reason adequate internal resources or external financing are not available as needed, we may not be able to maintain and enhance the quality of our network or to meet our other obligations and liabilities as they become due. This could lead to a loss of subscribers and market share, as well as potential defaults under, and refinancing or restructuring of, existing debt and other obligations, all of which could have a material adverse effect on our consolidated financial condition, results of operations, or liquidity.



Credit Ratings

         Our debt ratings since May 24, 2004:

         Standard & Poor's                           B

         Moody's                                     B2

         Fitch                                       B+


         The ratings upgrade had no impact on the interest cost of the existing debt. Any further upgrades from the ratings agencies may allow us to lower the cost of borrowing for any future indebtedness in the domestic and international debt and capital markets. Conversely, any ratings downgrade may limit our future access to debt and capital markets and increase the cost of borrowing.

Dividend Payments

         Until 2003, we were not making any dividend payments due to our previous accumulated loss under previous Capital Markets Board ("CMB") accounting standards. The CMB has adopted new accounting standards in 2003, which are generally in compliance with International Financial Reporting Standards ("IFRS"). We have adopted these accounting standards as of and for the year ended December 31, 2003 for CMB reporting purposes. We have reported accumulated profit according to the new accounting standards. We have declared that we would pay dividend amounting TL 236,317 billion (equivalent to $159.0 million at June 30, 2004). TL 118,159 billion (equivalent to $79.5 million at June 30, 2004) of the dividend would be distributed in the form of bonus shares and TL 118,159 billion (equivalent to $79.5 million at June 30, 2004) was distributed in cash. The distribution of cash and the ordinary bonus shares started on June 21, 2004 and July 30, 2004, respectively. Future payment of dividends depend on profitability in accordance with the new accounting standards and distribution of dividends in the following years may be considered depending on our financial performance, changes in the economic conditions and other developments in the environment.

New Technology Investments and Partnership Opportunities

         Cash flow from the operations provides us with the sufficient means to implement our plans. However, new technologies are excluded from the current projections, so addition of any new technology such as 3G technology or any new partnership opportunity may require both higher operating expense and capital expenditures leading to a need for additional cash injection in the future.

Investment in Iran

         In order to get the license in Iran, we have to establish Irancell and pay EUR 300 million to the Iranian authorities. We and other shareholders of the Consortium were obliged to give a payment guarantee amounting to a EUR 300 million, which is equivalent to license fee. The GSM license agreement has been signed on September 12, 2004 between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and Guardian Council ratified that the agreement concerning the mobile phone network, will be effective upon the approval of the Parliament. Accordingly, Irancell must receive the Iranian Parliament's approval prior to the payment of the EUR 300 million of license fee in order to become the second licensed GSM operator in Iran It should be noted that Irancell is in the progress of formation. Once Irancell is formally established and the license will be awarded to Irancell, Irancell will be required to pay an initial upfront fee of EUR 300 million. We have provided a payment guarantee of EUR 210 million (equivalent to $255.4 million at June 30, 2004) through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas. Payment guarantee was issued on March 5, 2004 with an initial maturity of September 7, 2004. Since Irancell was not established as of September 7, 2004, maturity of the payment guarantee has been extended until December 7, 2004. The guarantee becomes effective when the license is formally awarded to Irancell. On August 12, 2004, capital contributions to Eastasia, which was increased from EUR 13.5 million to EUR 91 million on May 26, 2004, have been fully completed by us and Ericsson Turkey in proportion to their shares in capital.


Quantitative and Qualitative Discussion of Market Risk

         Total indebtedness denominated in foreign currencies (all in US dollar) amounted to $783.4 million, representing almost all of our total indebtedness at June 30, 2004.

         During six month period ended June 30, 2004, we made principal loan payments of $91.1 million.

         Fair value of indebtedness as of June 30, 2004, which was outstanding at December 31, 2003, has not changed significantly except for loans under 1999 Issuer Credit Agreements. The fair value of the loan under 1999 Issuer Credit Agreement has decreased from $446.0 million at December 31, 2003 to $359.3 million at June 30, 2004.

         We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial majority portion of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantially all of our revenues are, and will continue to be, denominated in TL. In the normal course of business, in order to manage our foreign exchange risk more efficiently, subsequent to June 30, 2004, we engaged in 69 forward transactions to buy USD, with different maturities prior to year-end 2004. The transactions totaled to $119 million and as of October 6, 2004, we have executed the purchase of $14 million per these contracts. There is no covenant restriction related to hedging transactions provided that the transaction is authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. However, we keep a reasonable proportion of our monetary assets in US dollars to reduce our currency exposure and the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account, among other things, for the devaluation of the TL.

Legal and Arbitration Proceedings

         We are involved in various claims, which are described in "Item 8A. Consolidated Statements and Other Financial Information - Legal and Arbitration Proceedings" in our 20-F. There has not been any material change in our legal and arbitration proceedings since the date of our 20-F, except for the following:

         Within the first half of 2004, we have engaged in discussions with third parties relating to settlement of certain legal proceedings, which include the dispute on the additional ongoing license fee on value added services and other charges; the dispute on additional ongoing license fee on special transaction tax and stamp duty; the dispute on additional ongoing license fee on interconnection revenues; the dispute on Turk Telekom interconnection fee; and the dispute on Turk Telekom infrastructure.

         Based on ongoing settlement discussions and our management and legal counsel's opinion, we have provided legal provisions amounting to $1,215.3 million as of June 30, 2004 with respect to ongoing uncertainties regarding certain legal proceedings, which include the disputes mentioned above.

Other Matters

         On July 21, 2004, it is declared that the debt restructuring talks between the Banking Regulation and Supervision Agency (the "BRSA") and the Cukurova Group, one of our significant founding shareholders, were finalized by mutual agreement. In accordance with this agreement, until April 30, 2005, the Cukurova Group will purchase 26,540,102,081 Turkcell shares (as restated for stock split) at nominal value of TL 26,540,102 million (equivalent to $17,861 at June 30, 2004) plus interest at Libor +3.5% and 16,809,395,277 Turkcell shares (as restated for split) for a consideration based on the weighted average price of the last 30 trading days in Istanbul Stock Exchange.

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TURKCELL ILETISIM HIZMETLERI A.S.


Date:    October 12, 2004                     By:  /s/ MUZAFFER AKPINAR
                                                  ------------------------

                                              Name:    Muzaffer Akpinar
                                              Title:   Chief Executive Officer